Exhibit 10.1

Execution Version

JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, New York 10179	BANK OF AMERICA, N.A. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, NY 10036	ROYAL BANK OF CANADA, RBC CAPITAL MARKETS LLC 200 Vesey Street New York, New York 10281

Highly Confidential

November 6, 2017

Amneal Pharmaceuticals LLC

400 Crossing Blvd, 3rd Floor

Bridgewater, NJ 08807-2863

Attention: Jim Mastakas, Sr. VP and CFO

Project Apex

Amended and Restated Commitment Letter

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMCB”), Bank of America, N.A. (“BANA”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Royal Bank of Canada (“Royal Bank”) and RBC Capital Markets1 (together with Royal Bank, “RBCCM” and RBCCM together with JPMCB, BANA and MLPFS, “we” or “us” or the “Commitment Parties” and each a “Commitment Party”), that Amneal Pharmaceuticals LLC, a Delaware limited liability company (“you” or “Atlas”) intends to acquire the company previously identified to us and code named “K2” (the “Company”), and to consummate the other transactions described in Exhibit A hereto. Capitalized terms used but not defined herein have the meanings assigned to them in the Exhibits hereto. This Amended and Restated Commitment Letter (together with the Term Sheets and the other attachments hereto and thereto, the “Commitment Letter”) amends and restates as of the date hereof the Commitment Letter dated as of October 17, 2017 (the “Original Commitment Letter”), by and among you, JPMCB, BANA and MLPFS, and such Original Commitment Letter will be of no further force and effect.

1.	Commitments.

In connection with the Transactions, each of JPMCB, BANA and Royal Bank (collectively, the “Initial Lenders” and each an “Initial Lender”) commits, on a several and not joint basis, to provide the aggregate principal amount of the ABL Facility and the Term Facility set forth opposite its name in the table below upon the terms set forth in the applicable Summary of Principal Terms and Conditions attached hereto as Exhibit B and Exhibit C and subject only to the conditions set forth on Exhibit D hereto.

Initial Lender	ABL Facility	Term Facility
JPMCB	$137,500,000	$1,485,000,000
BANA	$87,500,000	$945,000,000
Royal Bank	$25,000,000	$270,000,000

[1]	RBC Capital Markets is a brand name for the capital markets businesses of Royal Bank of Canada and its affiliates.

2.	Titles and Roles.

(i) Each of JPMCB (acting alone or through or with affiliates selected by it), BANA (acting alone or through or with affiliates selected by it) and RBCCM (acting alone or through or with affiliates selected by it) will act as (i) joint lead arranger and bookrunning manager for each of the Facilities (in such capacities, the “Lead Arrangers” and each a “Lead Arranger”) and (ii) JPMCB (acting alone or through or with affiliates selected by it) will act as sole administrative agent and collateral agent for each of the Facilities (in such capacities, the “Administrative Agent”). For the avoidance of doubt, JPMCB may perform its responsibilities through its affiliate, J.P. Morgan Securities LLC.

JPMCB will appear on the top left of the cover page of all marketing materials for the Facilities and will hold the roles and responsibilities conventionally understood to be associated with such name placement. No other agents, co-agents, lead arrangers, co-arrangers, bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than compensation expressly contemplated by the Commitment Letter and the Fee Letters (as defined below) (the Commitment Letter and the Fee Letters, the “Commitment Papers”)) will be paid in connection with obtaining a commitment under the Facilities unless you and we agree.

3.	Syndication.

The Lead Arrangers reserve the right, prior to or after the execution of the Facilities Documentation, to syndicate all or a portion of the commitments with respect to the Facilities, to a group of banks, financial institutions and other institutional lenders that are identified by the Lead Arrangers in consultation with you and reasonably acceptable to you (such consent not to be unreasonably withheld, conditioned or delayed) (together with the Initial Lenders, the “Lenders”).

The Lead Arrangers will not syndicate to any of the following (collectively, the “Disqualified Lenders”):

(a) those entities identified by you in writing, from time to time prior to or after the completion of general syndication, as competitors of Atlas or its subsidiaries and/or the Company or its subsidiaries;

(b) those banks, financial institutions, other institutional lenders and other persons identified in writing by or on behalf of you or the Company to us from time to time prior to October 17, 2017;

(c) those banks, financial institutions, other institutional lenders and other persons identified in writing by or on behalf of you to us after October 17, 2017 if such designation is reasonably acceptable to the Lead Arrangers; and

(d) any clearly identifiable (solely on the basis of the similarity of its name or as identified in writing by or on behalf of you) affiliate of the entities described in the preceding clauses (a), (b) and (c) (other than, with respect to this clause (d), any bona fide debt fund affiliates thereof).

No Disqualified Lender may become a Lender or have any commitment or right (including any participation right) with respect to any Facility; provided that, to the extent persons are identified as Disqualified Lenders in writing by or on behalf of you to us after October 17, 2017 (or, if after the Closing Date, by or on behalf of you to the Administrative Agent) pursuant to clauses (a) or (c), the inclusion of such persons as Disqualified Lenders will not become effective until the next business day following receipt of such notice, and, in any event, will not apply retroactively to any entity that has (i) acquired an assignment or participation interest, (ii) entered into a trade for either of the foregoing or (iii) become a competitor of Atlas or its subsidiaries and/or the Company or its subsidiaries before such entity is added to the list of Disqualified Lenders. The list of Disqualified Lenders shall be made available to all Lenders upon request. Notwithstanding the Lead Arrangers’ right to syndicate the Facilities and receive commitments with respect thereto (i) no Initial Lender will be relieved, released or novated from its obligations under the Commitment Papers in connection with any syndication, assignment or participation of the Facilities, including its commitments and obligations to fund the Facilities, until after the initial funding under the Facilities on the Closing Date has occurred, (ii) no assignment or novation will become effective (as between you and any Initial Lender) with respect to all or any portion of such Initial Lender’s commitments in respect of the Facilities until the initial funding of the Facilities on the Closing Date has occurred and (iii) unless you otherwise expressly agree in writing, each Initial Lender will retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the initial funding under the Facilities has occurred.

The Lead Arrangers intend to commence syndication efforts promptly upon the execution of this Commitment Letter and, as part of its syndication efforts, it is the Lead Arrangers’ intent to have Lenders commit to the Facilities prior to the Closing Date. You agree to use your commercially reasonable efforts to actively assist the Lead Arrangers in completing a Successful Syndication (as defined in the Fee Letter) until the date that is the earlier of (a) the date that is 90 days after the Closing Date and (b) the date on which a Successful Syndication is achieved (such earlier date, the “Syndication Date”). Such assistance will be limited to the following, upon our reasonable request:

(i) your using your commercially reasonable efforts to ensure that any syndication efforts benefit from your existing lending and investment banking relationships and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, the existing lending and investment banking relationships of the Company;

(ii) direct contact between your senior management (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, your using your commercially reasonable efforts to arrange for direct contact with senior management of the Company) and the proposed Lenders at times and locations to be mutually agreed upon;

(iii) your assistance (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, your using your commercially reasonable efforts to cause the Company to assist) in the preparation of a customary confidential information memorandum (the “Confidential Information Memorandum”) for the Facilities and other customary marketing materials to be used in connection with the syndication of each of the Facilities;

(iv) your using your commercially reasonable efforts to procure, at your expense, prior to the launch of the general syndication of the Facilities, public ratings (but no specific rating) for the Term Facility from each of Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and a public corporate credit rating (but no specific rating) and a public corporate family rating (but no specific rating) for the Borrower after giving effect to the Transactions from each of S&P and Moody’s, respectively;

(v) your providing (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, using your commercially reasonable efforts to cause the Company to provide) to the Lead Arrangers all customary information reasonably available to you with respect to you, the Company, your and its respective subsidiaries and the Transactions, including financial information and projections of the type customarily included in a “private side” bank book in a form customarily delivered in connection with senior secured bank financings and asset based loan financings of this type to syndicate the Facilities (such projections, together with financial estimates, forecasts, other financial projections and other forward-looking information, the “Projections”), as the Lead Arrangers may reasonably request in connection with the structuring, arrangement or syndication of the Facilities; and

(vi) the hosting, with the Lead Arrangers, of a meeting (or, if reasonably acceptable to you and the Lead Arrangers, a telephone, video or other electronic conference in lieu of such meeting) (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, your using your commercially reasonable efforts to cause the relevant senior officers of the Company to be available for such meeting (or such other conference in lieu of such meeting, as applicable)) of prospective Lenders at such time and location to be mutually agreed upon.

Until the Syndication Date, you agree to ensure that there will not be any competing issues, offerings, placements, arrangements or syndications of your or your affiliates’ debt securities or your or your affiliates’ syndicated commercial bank or your or your affiliates’ other syndicated credit facilities (and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement, to use your commercially reasonable efforts to ensure that there will not be any such competing issues, offerings, placements, arrangements or syndications of the Company or any of its subsidiaries), in each case if such issuance, offering, placement or arrangement would materially impair the primary syndication of the Term Loan Facility prior to the Syndication Date (other than the Facilities and/or any debt of the Company and its subsidiaries not prohibited from being incurred on or prior to the Closing Date or not prohibited from remaining outstanding on or after the Closing Date pursuant to the terms of the Acquisition Agreement).

For the avoidance of doubt, you will not be required to provide any trade secrets or information to the extent that the provision thereof would violate any law, rule or regulation, or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by, you, the Company or any of your or its respective affiliates; provided that in the event that you do not provide information in reliance on this sentence, you will provide notice to the Lead Arrangers promptly upon obtaining knowledge that such information is being withheld and you shall use your commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege.

Neither the commencement nor the completion of any syndication of the Facilities (including the Successful Syndication), nor the receipt of the ratings described above nor compliance with the foregoing provisions of this Section 3, will constitute a condition to any Initial Lender’s commitments hereunder or to the Closing Date. We acknowledge that neither the Company nor its affiliates is restricted from incurring debt or liens prior to the Acquisition, except as specifically set forth in the Acquisition Agreement, and that prior to the date or time on which the Acquisition is consummated pursuant to the terms of the Acquisition Agreement (the “Acquisition Date”), the Company is obligated to assist with respect to the Facilities only to the extent set forth in the Acquisition Agreement, and the extent of such restrictions and assistance (as set forth in the Acquisition Agreement as in effect on October 17, 2017) is acceptable to us. Your obligations under the Commitment Papers to use commercially reasonable efforts to cause the Company, its subsidiaries or their respective management to take (or to refrain from taking) any action is subject to the terms of the Acquisition Agreement and will not require you, under any circumstances, to take any action that is not practical, appropriate or reasonable in light of the circumstances or in contravention of the terms of the Acquisition Agreement, including terminating the Acquisition Agreement.

Except as set forth above, the Lead Arrangers will, in consultation with you, manage all aspects of any syndication of the Facilities, including (a) decisions as to the selection of institutions to be approached, which will exclude Disqualified Lenders, (b) when they will be approached, (c) when their commitments will be accepted, (d) which institutions will participate (which will exclude Disqualified Lenders), (e) the allocation of the commitments among the Lenders, and (f) the amount and distribution of fees among the Lenders.

4.	Information.

You hereby represent and warrant (with respect to information provided by or concerning the Company, its subsidiaries or their respective operations or assets and any third party memoranda or reports furnished to us, to your knowledge), that (a) all written factual information and written factual data (other than (i) the Projections and (ii) information of a general economic or industry nature) (such written information and written data other than that set forth in clauses (i) and (ii) above, the “Information”) that have been or will be made available to the Commitment Parties directly or indirectly by or on behalf of you or the Company, or by any of your or its subsidiaries or representatives, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto) and (b) the Projections that have been or will be made available to the Lead Arrangers by or on behalf of you or the Company, or by any of your or its subsidiaries or representatives, when taken as a whole, have been or will be prepared, when furnished, in good faith based upon assumptions that are believed by you to be reasonable at the time made and at the time any such Projections are delivered to the Lead Arrangers; it being understood by each Commitment Party and each Lead Arranger that (1) Projections are not to be viewed as facts, (2) Projections are subject to significant uncertainties and contingencies, many of which are beyond the control of you or the Company, (3) no assurance can be given that any particular Projections will be realized and (4) actual results may differ and such differences may be material. You agree that, if at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will and, to the extent practical and appropriate and in all instances not in contravention of the terms of the Acquisition Agreement as in effect on October 17, 2017, you will use your commercially reasonable efforts to cause the Company to, promptly supplement the Information and the Projections so that such representations and warranties will be correct in all material respects under those circumstances. In arranging and syndicating the Facilities, the Lead Arrangers will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof and do not assume responsibility for the accuracy or completeness of the Information or Projections. For the avoidance of doubt, the accuracy of the representations set forth above is not a condition precedent to the commitments hereunder or the funding of the Facilities on the Closing Date.

You acknowledge that (a) we may make available the Information, the Projections and other customary marketing material (including the Confidential Information Memorandum) to a proposed syndicate of Lenders (other than Disqualified Lenders) by posting the Information, the Projections and such other materials on SyndTrak, IntraLinks or another similar electronic system (the “Platform”), in each case, subject to a market standard “click through” or similar confidentiality agreement (reasonably approved by you), and (b) certain Lenders (each, a “Public Lender”) may not wish to receive material non-public information, for the purpose of and as defined under applicable United States federal and state securities laws and regulations, with respect to you, the Company and your and its respective subsidiaries or the securities of any of the foregoing (“material non-public information”). At the request of the Lead Arrangers, you agree to use your commercially reasonable efforts to assist us in preparing an additional version of the Confidential Information Memorandum (the public-side version) to be used by Public Lenders that will include no material non-public information with respect to you, the Company, your and its respective subsidiaries or the securities of any of the foregoing for purposes of United States federal and state securities laws. It is understood that, in connection with the assistance described above, (i) to the extent reasonably requested by the Lead Arrangers, you agree to deliver, and to use your commercially reasonable efforts to cause the Company to deliver, a customary authorization letter to be included in each Confidential Information Memorandum (provided that any representation in such authorization letter, other than with respect to the absence of material non-public information, will be substantially consistent with the representations set forth in the preceding paragraph of this Commitment Letter) that authorizes the distribution of such Confidential Information Memorandum to prospective Lenders (other than Disqualified Lenders) and confirms that the public-side version does not include material non-public information; (ii) each Confidential Information Memorandum will exculpate you, the Company and us and the respective affiliates of the foregoing with respect to any liability related to the use or misuse of the content of such Confidential Information Memorandum or any related marketing material by the recipients thereof; (iii) the public-side version of the Confidential Information Memorandum and information provided to Public Lenders may include the following information, except to the extent you notify us to the contrary (prior to their distribution) and provided that you have been given a reasonable opportunity to review such public-side version and information (prior to their distribution) and comply with U.S. Securities and Exchange Commission disclosure requirements: (A) drafts and final Facilities Documentation, related definitive documentation (if any) and customary marketing term sheets that have been approved by you, (B) administrative materials prepared by the Lead Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda) and (C) notification of changes in the terms of the Facilities; (iv) at our request, you agree to use your commercially reasonable efforts to identify information to be distributed to Public Lenders by clearly and conspicuously marking the same as “PUBLIC”; and (v) we will be entitled to treat any Information, Projections and other materials that are not specifically identified as “PUBLIC” as being suitable for posting only on the portion of the Platform not available to or accessible by Public Lenders.

5.	Fees.

As consideration for the commitments of the Initial Lenders and the Lead Arrangers’ and other agents’ agreements to perform the services described herein, you agree to pay the fees set forth in the Amended and Restated Fee Letter dated the date hereof and delivered in connection with the Facilities (the “Fee Letter”) and the Agency Fee Letter dated the date hereof and delivered in connection with the Facilities (the “Agency Fee Letter” and, together with the Fee Letter, the “Fee Letters”). Once paid, such fees will not be refundable under any circumstances, except as otherwise contemplated by the Fee Letters or agreed in writing by the parties hereto.

6.	Conditions Precedent.

Notwithstanding anything in the Commitment Papers, the Facilities Documentation or any other agreement or undertaking to the contrary, (x) the commitments of the Initial Lenders, the Lead Arrangers’ and other agents’ agreements to perform the services described herein and the availability and the funding of the Facilities on the Closing Date are subject to the satisfaction (or waiver by the Lead Arrangers) of only the conditions precedent set forth on Exhibit D (collectively, the “Financing Conditions”) and (y) the following provisions (collectively, the “Certain Funds Provisions”) will apply:

(i) the only representations and warranties that will be made on the Closing Date and the accuracy of which shall be a condition to the initial availability of the Facilities on the Closing Date will be the Acquisition Agreement Representations and the Specified Representations; provided that a failure of an Acquisition Agreement Representation to be true and correct shall not result in a failure of a condition to the initial availability of the Facilities on the Closing Date or a default under the Facilities Documentation, unless such failure results in a failure of a condition precedent to your (or your affiliates’) obligation to consummate the Acquisition pursuant to the terms of the Acquisition Agreement, or such failure gives you the right (taking into account any applicable cure provisions) to terminate your obligations under the Acquisition Agreement;

(ii) the terms of the Facilities Documentation and the Closing Deliverables will be subject to the Documentation Principles, and in any event will be in a form such that they do not impair the availability or funding of the Facilities on the Closing Date if the Financing Conditions are satisfied (or waived by the Lead Arrangers); it being understood that, to the extent any Collateral (including the creation, attachment or perfection of any security interest) is not or cannot be provided on the Closing Date after your use of your commercially reasonable efforts to do so without undue burden or expense (other than to the extent that a lien on such Collateral may be perfected by (i) the filing of a financing statement under the Uniform Commercial Code or (ii) to the extent such certificates are delivered in connection with the Refinancing, the delivery of certificated securities representing the equity interests in your wholly-owned material U.S. subsidiaries and, to the extent such certificates are delivered pursuant to the Acquisition Agreement, in the Company’s wholly-owned material U.S. subsidiaries) then the provision of any such Collateral and/or any such creation, attachment or perfection will not constitute a condition precedent to the availability or funding of any Facility on the Closing Date (and will not result in a default under any Facility), but may instead be provided within 90 days after the Closing Date pursuant to arrangements to be mutually agreed, subject to such extensions as are reasonably agreed by the applicable Administrative Agent); and

(iii) there are no conditions (implied or otherwise) to the commitments and agreements hereunder (including compliance with the terms of the Commitment Papers or the Facilities Documentation), other than the Financing Conditions, and upon satisfaction (or waiver by the Lead Arrangers) of the Financing Conditions, the Administrative Agent and the Initial Lenders will execute the Facilities Documentation to which it is a party for Facilities to be funded on the Closing Date and the initial funding under such Facilities will occur.

“Acquisition Agreement Representations” means such of the representations and warranties made by or with respect to the Company and its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliates) have the right (taking into account any applicable cure provisions) to terminate your (or their) obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement or the failure of an Acquisition Agreement Representation to be true and correct results in a failure of a condition precedent to your (or your affiliates’) obligations to consummate the Acquisition in the Acquisition Agreement.

“Specified Representations” means the representations and warranties of you and your Loan Party subsidiaries set forth in the Facilities Documentation relating to their organizational existence, organizational power and authority (only as to execution, delivery and performance of the applicable Facilities Documentation and the extensions of credit thereunder), their due authorization, execution, delivery and enforceability (against them) of the applicable Facilities Documentation, solvency on a consolidated basis as of the Closing Date after giving effect to the Transactions (consistent with the solvency certificate attached as Exhibit E hereto), no conflicts of the Facilities Documentation with its organizational documents (only as to the entering into and performance of the Facilities Documentation), Federal Reserve margin regulations, the Investment Company Act and the Patriot Act, use of proceeds not violating applicable sanctions laws and anti-corruption laws, and creation, validity, attachment and perfection of security interests in the UCC Article 9 collateral required to be perfected on the Closing Date (subject to permitted liens (including liens permitted to remain outstanding following the Closing Date pursuant to the terms of the Acquisition Agreement) and the Certain Funds Provisions).

7.	Indemnification; Expenses.

You agree to indemnify and hold harmless each Commitment Party and its affiliates and controlling persons and the respective officers, directors, employees, partners, agents and representatives of each of the foregoing and their successors and permitted assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of, resulting from or in connection with the Original Commitment Letter, the Original Fee Letter (as defined in the Fee Letter), the Original Fee Letter (as defined in the Agency Fee Letter), the Commitment Papers, the Transactions, the Facilities or the use of proceeds thereunder, or any claim, litigation, investigation or proceeding (each, an “Action”) relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto, whether or not such Action is brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each such Indemnified Person, promptly after receipt of a written request, together with customary backup documentation in reasonable detail, for any reasonable legal expenses (limited to one counsel for all Indemnified Persons taken as a whole and, if reasonably necessary, a single local counsel for all Indemnified Persons taken as a whole in each relevant material jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest between Indemnified Persons where the Indemnified Persons affected by such conflict inform you of such conflict, one additional primary counsel and one additional counsel in each relevant material jurisdiction to each group of affected Indemnified Persons similarly situated taken as a whole) and other reasonable and documented in reasonable detail out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent (a) resulting from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any of its Related Indemnified Persons (as defined below), (b) arising from a material breach of the obligations of such Indemnified Person or any of its Related Indemnified Persons under the Commitment Papers or the Facilities Documentation (in the case of the preceding clauses (a) and (b) as determined by a court of competent jurisdiction in a final and non-appealable judgment), or (c) arising from any dispute among Indemnified Persons or Related Indemnified Persons of the foregoing other than any claims against any Commitment Party in its capacity or in fulfilling its role as an Initial Lender, Lead Arranger, Administrative Agent or other agent role under any Facility and other than any claims arising out of any act or omission on the part of you or any of your affiliates. Notwithstanding the foregoing, each Indemnified

Person and Related Indemnified Party shall be obligated to refund and return promptly any and all amounts paid by you or any of your affiliates under this Section 7 to such Indemnified Person or such Related Indemnified Party, as applicable, for any such losses, claims, damages, liabilities or expenses to the extent such Indemnified Person or such Related Indemnified Party, as applicable, is or was not entitled to payment of such amounts in accordance with the terms hereof as finally determined by a final, non-appealable judgment of a court of competent jurisdiction.

Notwithstanding any other provision of this Commitment Letter, except to the extent resulting from the willful misconduct, bad faith or gross negligence of (or material breach of the Commitment Papers by) such Indemnified Person or any of its Related Indemnified Persons (as determined by a court of competent jurisdiction in a final and non-appealable judgment), no Indemnified Person will be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems (including the Platform) and none of the Indemnified Persons, Related Indemnified Persons, you, your affiliates, the Company and/or its affiliates (or any of our, your or their respective directors, officers, employees, controlling persons, controlled affiliates or agents), will be liable for any indirect, special, punitive or consequential damages in connection with the Original Commitment Letter, the Original Fee Letter (as defined in the Fee Letter), the Original Fee Letter (as defined in the Agency Fee Letter), the Commitment Papers, the Facilities, the Transactions (including the Facilities and the use of proceeds thereunder), or with respect to any activities or other transactions related to the Facilities; provided that this sentence will not limit your indemnification or reimbursement obligations set forth herein to the extent such special, indirect, punitive or consequential damages are included in any third-party claim in connection with which such Indemnified Person is entitled to indemnification hereunder. You will not be liable for any settlement of any Action effected without your prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), but, if settled with your prior written consent or if there is a final judgment in any such Actions, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses by reason of such settlement or judgment in accordance with this Section 7. You will not, without the prior written consent of an Indemnified Person, effect any settlement of any Action in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability on claims that are the subject matter of such Actions and (ii) does not include any statement as to any admission of fault, culpability or a failure to act by or on behalf of such Indemnified Person.

It is further agreed that the Initial Lenders shall be liable in respect of their respective commitments to the Facilities, on a several, and not joint, basis with any other Initial Lender, and no Initial Lender shall be responsible for the commitment of any other Initial Lender.

For purposes hereof, a “Related Indemnified Person” of an Indemnified Person means (a) any controlling person or controlled affiliate of such Indemnified Person, (b) the respective directors, officers, or employees of such Indemnified Person or any of its controlling persons or controlled affiliates and (c) the respective agents of such Indemnified Person or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting at the instructions of such Indemnified Person, controlling person or such controlled affiliate; provided that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation or syndication of this Commitment Letter and the Facilities.

Upon and subject to the occurrence of the Closing Date and the initial funding of the Facilities, you agree to reimburse the Commitment Parties for their reasonable and documented in reasonable detail out-of-pocket expenses (including expenses of the Commitment Parties’ due diligence investigation, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of the single counsel to the Commitment Parties identified in the Term Sheets and, if reasonably necessary, of a single local counsel to the Commitment Parties in each relevant material jurisdiction, which may be a single local counsel acting in multiple jurisdictions), in each case, incurred solely in connection with the negotiation and preparation of the Original

Commitment Letter, the Original Fee Letter (as defined in the Fee Letter), the Original Fee Letter (as defined in the Agency Fee Letter), this Commitment Letter, the Fee Letters, the Facilities Documentation and any related definitive documentation (collectively, the “Expenses”); provided that, for the avoidance of doubt, you will not be required to reimburse the Commitment Parties for any Expenses in the event the Closing Date does not occur. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

8.	Sharing Information; Absence of Fiduciary Relationship; Affiliate Activities; Binding Obligations.

You acknowledge that the Commitment Parties and their affiliates may be providing debt financing, equity capital or other services (including investment banking and financial advisory services, securities trading, hedging, financing and brokerage activities and financial planning and benefits counseling) to other companies in respect of which you or the Company and your and its respective affiliates may have conflicting interests. We will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you to such other companies. You also acknowledge that we do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us or any of our respective affiliates from such other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any such Commitment Party has advised or is advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Parties, and you hereby agree, to the fullest extent permitted by law, that you will not assert any claim against any Commitment Party or any of its affiliates based on a breach of fiduciary duty or an alleged breach of fiduciary duty and agree that we will have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on your behalf, including equity holders, employees or creditors, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Commitment Parties and their affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates’ interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you or your affiliates, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and (f) the Commitment Parties have been, are and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity. In addition, the Commitment Parties may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates in connection therewith information concerning you and the Company, and such affiliates shall be entitled to the benefits afforded to, and subject to the obligations of (including, for the avoidance of doubt, those set forth in Section 12), the Commitment Parties under this Commitment Letter.

You further acknowledge that the Commitment Parties and their affiliates may be full service securities firms engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, the Commitment Parties may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, you, the Company and your and its subsidiaries and other companies with which you, the Company, your or its subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by the Commitment Parties, their affiliates or any of their respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

You acknowledge and agree that we are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby.

We represent and warrant that the Commitment Papers constitute our legally valid and binding obligation, including to provide services set forth herein and to fund the Facilities, in each case, subject to the terms and conditions set forth herein and enforceable at law and in equity in accordance with their terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)); provided that it is acknowledged and agreed by each party hereto that the initial funding of the Facilities will be subject only to the Financing Conditions. You represent and warrant that the Commitment Papers constitute your legally valid and binding obligations, in each case, subject to the terms and conditions set forth herein and enforceable at law and in equity against you in accordance with their terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)); provided that nothing contained in the Commitment Papers obligates you or any of your affiliates to consummate any Transaction or to draw upon all or any portion of the Facilities.

9.	Assignments; Amendments; Governing Law, Etc.

This Commitment Letter and the commitments hereunder are not assignable (except any assignment that occurs as a matter of law pursuant to the Transactions or by you to the Company, any of its or your U.S. organized wholly owned subsidiaries, in each case, on or prior to the Closing Date) without the prior written consent of each other party hereto and any attempted assignment without such consent will be null and void; provided, that MLPFS may, without notice to Atlas and/or the Company, assign its rights and obligations under this Commitment Letter and the Fee Letter to any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation’s or any of its subsidiaries’ investment banking, commercial lending services or related businesses may be transferred following the date of this Commitment Letter. The Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons) and is not intended to create a fiduciary relationship among the parties hereto. Any and all services to be provided by the Commitment Parties hereunder may be performed by or through any of its affiliates or branches, and such affiliates and branches shall be entitled to the benefits afforded to, and will be subject to the obligations of (including, for the avoidance of doubt, those set forth in Section 12), the Commitment Parties under this Commitment Letter. Except as otherwise set forth herein, this Commitment Letter may not be amended or any provision hereof waived or modified except in a writing signed by the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission (including in “.pdf” format) will be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and shall not affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. The Commitment Papers supersede all prior understandings, whether written or oral, among you and us with respect to the Facilities and set forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATING TO THIS COMMITMENT LETTER, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; provided, however, that (a) the interpretation of the definition of Impax Material Adverse Effect (and whether or not an Impax Material Adverse Effect has occurred, including, for purposes of the Financing Conditions), (b) the determination of the accuracy of any Acquisition Agreement Representation and whether as a result of any inaccuracy of any Acquisition Agreement

Representation there has been a failure of a condition to the Acquisition under the Acquisition Agreement (including, for purposes of the Financing Conditions) and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement will, in each case, be governed by, and construed and interpreted in accordance with, the laws governing the Acquisition Agreement as applied to the Acquisition Agreement, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction.

10.	WAIVER OF JURY TRIAL.

EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE ACQUISITION, THE TRANSACTIONS, THE COMMITMENT PAPERS OR THE PERFORMANCE BY US OR ANY OF OUR AFFILIATES OF THE SERVICES HEREUNDER OR THEREUNDER.

11.	Jurisdiction.

Each party hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting, in each case, in the Borough of Manhattan in the City of New York, and any appellate court from any such court, in any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers or the Transactions, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such suit, action, proceeding, claim or counterclaim will be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action, proceeding, claim or counterclaim arising out of or relating to the Commitment Papers or the Transactions in any court in which such venue may be laid in accordance with clause (a) of this sentence, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action, proceeding, claim or counterclaim in any such court and (d) agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above will be effective service of process against such party for any suit, action, proceeding, claim or counterclaim brought in any such court.

12.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither the Fee Letters nor the Commitment Letter, or their terms or substance, may be disclosed by you to any other person or entity, except (a) to your officers, directors, employees, affiliates, controlling persons, members, partners, equity holders, attorneys, accountants, representatives, agents and advisors on a confidential basis, (b) [reserved], (c) if the Commitment Parties consent in writing to such proposed disclosure, (d) that the Term Sheets and the existence of this Commitment Letter (but not this Commitment Letter or the contents of the Commitment Papers) may be disclosed to any rating agency in connection with the Transactions on a confidential basis or (e) pursuant to the order of any court or administrative agency in any pending legal or administrative proceeding, or otherwise as required by applicable law or regulation or as requested by a governmental authority (in which case you agree to inform us promptly thereof to the extent lawfully permitted to do so); provided that you may disclose (i) the Commitment Papers and the contents thereof to the Company and its officers, directors, employees, attorneys, accountants, representatives, agents and advisors on a confidential basis, (ii) the aggregate amount of the fees (including upfront fees and OID) payable under the Fee Letters as part of generic disclosure regarding sources and uses (but without disclosing any specific fees set forth therein) in connection with any syndication of the Facilities or other marketing efforts for debt to be used to finance the Transactions, (iii) the Fee Letters and the contents thereof to your auditors and your accounting and tax advisors and to the Company’s auditors and accounting and tax advisors on a confidential basis for accounting and tax purposes, (iv) the Commitment Papers to the extent reasonably necessary in connection with the enforcement of your rights hereunder or under the Fee Letters, (v) the Commitment Letter and its contents (but not the Fee Letters or the contents thereof) in any syndication of the Facilities or other marketing efforts for a financing of the Transactions, (vi) the Commitment Letter and its contents (but not the Fee Letters or the contents thereof) after your acceptance thereof or prior thereto to the extent that such information becomes publicly available other than by reason of improper disclosure by you in violation of any confidentiality obligations hereunder and/or (vii) as may be required pursuant to applicable securities laws (including in customary filings by the Company and any applicable proxy statements).

The Commitment Parties and their affiliates will use all confidential information provided to them or such affiliates by or on behalf of you and the contents of the Commitment Papers solely for the purpose of providing the services that are the subject of this Commitment Letter and will treat confidentially all such information and the Commitment Papers; provided that the foregoing will not prevent the Commitment Parties from disclosing any such information (a) pursuant to the order of any court or administrative agency or otherwise as required by applicable law or regulation or as requested by a governmental authority (in which case the applicable Commitment Party agrees to inform you promptly thereof to the extent lawfully permitted to do so, unless such Commitment Party is prohibited by applicable law from so informing you, or except in connection with any request as part of any governmental or regulatory audit or examination conducted by accountants or any governmental or regulatory authority exercising examination or regulatory authority), (b) upon the request or demand of any governmental or regulatory authority having jurisdiction over a Commitment Party or any of its affiliates (in which case the applicable Commitment Party agrees to inform you promptly thereof, unless such Commitment Party is prohibited by applicable law from so informing you, or except in connection with any request as part of any regulatory audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by a Commitment Party or any of its affiliates in violation of any confidentiality obligations hereunder, (d) to the extent that such information is received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you, the Company or the Borrower, (e) to the extent that such information is independently developed by such Commitment Party without reliance on such information, (f) to such Commitment Party’s affiliates and its and their respective officers, directors, employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions, are informed of the confidential nature of such information and are instructed to keep such information confidential, (g) except with respect to the Fee Letters and their contents, to bona fide prospective Lenders, participants or assignees or any bona fide potential counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower or any of its subsidiaries or any of their respective obligations, in each case who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph) which agreement will be pursuant to customary syndication practice, (h) to ratings agencies, (i) to the extent reasonably necessary in connection with the enforcement of our rights hereunder or under the Fee Letters, (j) to market data collectors and similar service providers to the loan industry for league table purposes, information that is customarily provided to such collectors or providers or (k) if you give your prior written consent to such proposed disclosure, in your sole discretion; provided that (i) the disclosure of any such information to any Lenders, prospective Lenders, participants, prospective participants, assignees or prospective assignees or swap counterparties or potential swap counterparties pursuant to the preceding clauses (f) and (g) will be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Parties, including, without limitation, as agreed in any marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of the recipient to access such information and (ii) no such disclosure shall be to any person that is a Disqualified Lender on the date of such disclosure.

After the closing of the Transactions and at such Commitment Party’s expense, a Commitment Party may (i) after consultation with the Borrower, place advertisements in periodicals and on the Internet as it may choose and (ii) on a confidential basis, circulate promotional materials in the form of a “tombstone” or “case study” (and, in each case, otherwise describe the names of any of you or your affiliates and any other information about the Transactions, including the amount, type and closing date of the Facilities).

Our obligations under this Section 12 will automatically terminate and be superseded by the confidentiality provisions in the Facilities Documentation upon the execution and delivery of the Facilities Documentation and in any event our and your obligations under this Section 12 will terminate two years from October 17, 2017 (provided that the foregoing will not apply to your obligations with respect to the contents of the Fee Letters).

13.	Surviving Provisions.

The reimbursement (if applicable), indemnification, expense (if applicable), payment of fees (if applicable), confidentiality, syndication jurisdiction, venue, governing law, no agency or fiduciary duty and waiver of jury trial provisions contained in the Commitment Papers shall remain in full force and effect regardless of whether definitive financing documentation is executed and delivered and notwithstanding the termination of this Commitment Letter or the Initial Lenders’ commitments hereunder and the Lead Arrangers’ and other agents’ agreements to provide the services described herein; provided that your obligations under this Commitment Letter, other than Section 12 and Section 3 will automatically terminate and be superseded by the Facilities Documentation (with respect to indemnification, to the extent covered thereby) upon initial funding under the Facilities and the payment of all amounts owing at such time under the Commitment Papers.

14.	Patriot Act Notification.

We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Commitment Party and each Lender is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes the name, address, tax identification number and other information regarding the Borrower and each Guarantor that will allow such Commitment Party or such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to each Commitment Party, each Lender and each of their respective affiliates.

15.	Termination.

In the event that the initial borrowing in respect of the Facilities does not occur on or prior to the date that is five business days after the Outside Date (as defined in the Acquisition Agreement in effect on October 17, 2017), or (if earlier) (a) the date on which the Acquisition Agreement has terminated in accordance with its terms and (b) the date of the consummation of the Acquisition (but not, for the avoidance of doubt, prior to the consummation thereof) with or without the funding of the Facilities, then this Commitment Letter and the commitments and undertakings of the Commitment Parties hereunder will automatically terminate unless the Commitment Parties, in their sole discretion, agree to an extension in writing. The termination of any commitment pursuant to this paragraph will not prejudice our or your rights and remedies in respect of any breach or repudiation of the Commitment Papers.

[Signature pages follow.]

We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ James A. Knight
Name: James A. Knight
Title: Executive Director

BANK OF AMERICA, N.A.
By:	/s/ Jae Lee
Name: Jae Lee
Title: Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Jae Lee
Name: Jae Lee
Title: Director

ROYAL BANK OF CANADA
By:	/s/ James S. Wolfe
Name: James S. Wolfe
Title: Managing Director; Head of Global Leveraged Finance

Accepted and agreed to as of

the date first written above:

AMNEAL PHARMACEUTICALS LLC

By:	/s/ Chintu Patel
Name: Chintu Patel
Title: Manager

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: Manager

By:	/s/ Tushar Patel
Name: Tushar Patel
Title: Manager

By:	/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

CONFIDENTIAL	EXHIBIT A

Project Apex

Transaction Description1

It is intended that:

(a) Amneal Pharmaceuticals LLC, a Delaware limited liability company (“you” or “Atlas”) will directly or indirectly acquire (the “Acquisition”) the company previously identified to us and code-named “K2” (the “Company”) pursuant to the Business Combination Agreement, dated as of October 17, 2017, together with the schedules and exhibits thereto, among Atlas, the Company, Atlas Holdings, Inc. and K2 Merger Sub, Corporation, a copy of which was delivered to the Lead Arrangers (or their designee) on October 17, 2017 (as amended from time to time, the “Acquisition Agreement”);

(b) the Borrower will obtain:

(i) up to $500 million (or such lower amount as Atlas may request) in commitments under a senior secured asset based revolving credit facility (the “ABL Facility”) having the terms set forth in the Summary of Principal Terms and Conditions attached to this Commitment Letter as Exhibit B (the “ABL Facility Term Sheet”), and

(ii) $2,700 million (or such lower amount as Atlas may request) in aggregate principal amount of senior secured term loans (the “Term Facility”) having the terms set forth in the Summary of Principal Terms and Conditions attached to this Commitment Letter as Exhibit C (the “Term Facility Term Sheet);

(c) the proceeds of the initial borrowing under the Facilities, and cash on hand at Atlas and its subsidiaries and the Company and its subsidiaries on the Closing Date will be applied on the Closing Date to finance the repayment of the debt (and termination of commitments thereunder and release of all liens and security interests related thereto) (collectively, the “Refinancing”):

(i) under that certain (1) Revolving Credit Agreement, dated as of November 1, 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time) by, among others, you and Healthcare Financial Solutions, LLC (as successor in interest to General Electric Capital Corporation), as agent, and (2) Credit Agreement dated as of November 1, 2013 (as amended, amended and restated, supplemented or otherwise modified from time to time) by, among others, you and Healthcare Financial Solutions, LLC (as successor in interest to General Electric Capital Corporation), as agent (such credit facilities, the “Existing Atlas Credit Agreements” and the credit facilities thereunder, the “Existing Atlas Credit Facilities”); and

(ii) of the Company and its subsidiaries with respect to which the Acquisition Agreement requires the delivery of a payoff letter (collectively, the “Existing K2 Credit Facilities” and together with the Existing Atlas Credit Facilities, the “Existing Credit Facilities”); and

(d) the Borrower or one or more of its affiliates shall undertake (or shall cause the Company to undertake) one or more Existing Notes LM Transactions; and

(e) pay fees, costs and expenses related to the Transactions (such fees, costs and expenses, the “Transaction Costs”).

The transactions described above, together with the transactions related thereto, are collectively referred to herein as the “Transactions.”

[1]	All capitalized terms used but not defined in this Exhibit A have the meanings given to them in the Commitment Letter to which this Exhibit A is attached, including the other Exhibits thereto. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A will be determined by reference to the context in which it is used.

The ABL Facility Term Sheet, the Term Facility Term Sheet and the Financing Conditions are collectively referred to herein as the “Term Sheets” and each a “Term Sheet”. The ABL Facility and the Term Facility are collectively referred to herein as the “Facilities” and each a “Facility”. The Term Sheets, which contain all material terms related to the Facilities, are the result of extensive negotiations among the parties hereto. For purposes of the Commitment Papers, “Closing Date” means the date on which the Financing Conditions are satisfied (or waived) and the initial funding under the Facilities is required to occur. All references to “dollars” and “$” are to the lawful currency of the United States of America.

CONFIDENTIAL	EXHIBIT B

Project Apex

$500,000,000 ABL Facility

Summary of Principal Terms and Conditions

Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached or the other Exhibits to the Commitment Letter.

Borrower:	Amneal Pharmaceuticals LLC (the “Borrower”).

Lead Arrangers and Bookrunners:	JPMCB, MLPFS and RBCCM (the “Lead Arrangers”).

ABL Administrative Agent and ABL Collateral Agent:	JPMCB will act as the sole administrative agent and sole collateral agent (in such capacities, the “ABL Administrative Agent”) for the ABL Lenders.

Additional Agents:	The Borrower may designate additional financial institutions to act as syndication agent, documentation agent or co-documentation agent.

Transactions:	As described in Exhibit A to the Commitment Letter.

Lenders:	JPMCB (or one of its affiliates), BANA (or one of its affiliates), Royal Bank (or one of its affiliates) and a syndicate of financial institutions and other lenders (the “ABL Lenders” and together with the Term Lenders, the “Lenders”) arranged by the Lead Arrangers and reasonably acceptable to the Borrower, excluding Disqualified Lenders.

ABL Facility:	A senior secured asset based revolving credit facility in an aggregate principal amount of up to $500 million (the “ABL Facility”).

The commitment to make loans under the ABL Facility (the “ABL Commitments” and the loans thereunder, the “ABL Loans”) will be available to the Borrower in U.S. dollars.

Swingline Facility:[1]

The ABL Administrative Agent or another ABL Lender approved by the Borrower and the ABL Administrative Agent (in such capacity, the “Swingline Lender”) will make available to the Borrower a swingline facility in an amount to be mutually agreed under the ABL Facility under which the Borrower may make short-term borrowings in U.S. dollars (in minimum amounts and integral multiples consistent with the ABL Documentation Principles); provided that the Swingline Lender’s aggregate exposure under the ABL Facility (including loans made by it under the swingline facility) shall not exceed its commitment thereunder. Except for purposes of calculating the commitment fee described herein, any such swingline borrowings will reduce availability under the ABL Facility on a dollar-for-dollar basis. The ABL Lenders will be unconditionally obligated to purchase participations in any swingline loan pro rata based upon their commitments under the ABL Facility.

If any ABL Lender becomes a Defaulting Lender, then the swingline exposure of such Defaulting Lender will automatically be reallocated

[1]	At the Borrower’s option, the ABL Loan Documents will provide for same day base rate borrowing in lieu of swingline; provided that notice of request for such borrowings is received by 1:00 p.m. New York City time.

among the non-Defaulting Lenders pro rata in accordance with their commitments under the ABL Facility up to an amount such that the revolving credit exposure of such non-Defaulting Lender does not exceed its commitment under the ABL Facility. In the event such reallocation does not fully cover the exposure of such Defaulting Lender, the Swingline Lender may require the Borrower to repay such “uncovered” exposure in respect of the swingline loans and will have no obligation to make new swingline loans to the extent such swingline loans would exceed the commitments of the non-Defaulting Lenders.

Letters of Credit:

An amount to be mutually agreed (and in any event no less than $25 million) of the ABL Facility will be available to the Borrower in the form of letters of credit. Letters of credit will be issued by the ABL Administrative Agent and/or one or more other ABL Lenders selected by the Borrower and approved by the ABL Administrative Agent that agree to act in such capacity (in such capacity, the “Issuing Banks”). Each letter of credit will be denominated in U.S. dollars and will expire no later than the earlier of (a) twelve months after its date of issuance and (b) the fifth business day prior to the final maturity of the ABL Facility; provided, however, that any letter of credit may provide for renewal thereof for additional periods of up to twelve months or such longer period of time as may be agreed by the applicable Issuing Bank (which in no event shall extend beyond the date referred to in clause (b) above, except to the extent cash collateralized or backstopped pursuant to arrangements reasonably acceptable to the relevant Issuing Bank, provided that no ABL Lender will be required to fund participations in Letters of Credit after the maturity date applicable to its commitments).

Drawings under any Letter of Credit will be reimbursed by the Borrower (whether with its own funds or, if the conditions to such a borrowing are satisfied, with the proceeds of ABL Loans) within one business day after notice of such drawing is received by the Borrower from the applicable Issuing Bank. To the extent that the Borrower does not so reimburse the applicable Issuing Bank, the Lenders under the ABL Facility will be irrevocably and unconditionally obligated to fund participations in the reimbursement obligations on a pro rata basis in accordance with their commitments under such ABL Facility.

If any Lender under the ABL Facility becomes a defaulting lender, then the letter of credit exposure of such defaulting lender will automatically be reallocated among the non- defaulting lenders pro rata in accordance with their commitments under the ABL Facility up to an amount such that the revolving credit exposure of each such non-defaulting lender does not exceed its commitment. In the event that such reallocation does not fully cover the letter of credit exposure of the applicable defaulting lender, the applicable Issuing Bank may require the Borrower to cash collateralize (in an amount to be agreed with the applicable Issuing Bank, but in no event to exceed 105% of the outstanding amount of the applicable outstanding letters of credit) such “uncovered” exposure in respect of each outstanding letter of credit and will have no obligation to issue new letters of credit, or to extend, renew or amend existing letters of credit to the extent letter of credit exposure would exceed the commitments of the non-defaulting lenders, unless such “uncovered” exposure is cash collateralized to the applicable Issuing Bank’s reasonable satisfaction (in an amount to be agreed with the applicable Issuing Bank, but in no event to exceed 105% of the outstanding amount of the applicable outstanding letters of credit).

Incremental ABL Facilities:

The Facilities Documentation for the ABL Facility (the “ABL Loan Documents”) will permit the Borrower from time to time, on one or more occasions, to increase commitments under the ABL Facility (any such increase, an “Incremental ABL Facility”); provided that the aggregate principal amount of all such increases does not exceed the sum of (i) $200 million and (ii) the difference between (x) $500 million and (y) the ABL Commitments as of the Closing Date; provided, further, that (i) no event of default (or, in the case of a Permitted Acquisition or other permitted investment, no payment or bankruptcy event of default) under the ABL Facility has occurred and is continuing or would exist after giving effect thereto or, in the case of a Limited Condition Transaction, at the Borrower’s option, at the time of execution of a definitive acquisition agreement, (ii) any Incremental ABL Facility will be on the same terms and pursuant to documentation applicable to (and will form a part of), the ABL Facility, as provided for pursuant to the ABL Documentation Principles, except with respect to any commitment, arrangement, upfront or similar fees that may be agreed to among the Borrower and the lenders providing such Incremental ABL Facility and (iii) all representations and warranties in the ABL Loan Documents shall be true and correct in all material respects on and as of the date of incurrence of the Incremental ABL Facility (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, be true and correct in all respects).

The Borrower may seek commitments in respect of the Incremental ABL Facilities from existing ABL Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion) and/or additional banks, financial institutions and other institutional lenders who will become ABL Lenders in connection therewith (an “ABL Additional Lender”); provided that the ABL Administrative Agent, the Swingline Lender and the Issuing Bank will have consent rights (not to be unreasonably withheld, conditioned or delayed) with respect to such ABL Additional Lender, if such consent would be required for an assignment of loans or commitments under the ABL Facility, as applicable, to such ABL Additional Lender.

Purpose:	The letters of credit and proceeds of loans under the ABL Facility may be used for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other permitted investments and permitted dividends and any other use not prohibited by the ABL Loan Documents.

Availability:	On the Closing Date, at the option of the Borrower, ABL Loans (exclusive of letter of credit usage) will be made available in an amount that, in the aggregate, will not exceed $100 million plus amounts (i) for replacing and/or backstopping existing letters of credit and refinancing any revolving facilities of Atlas and its subsidiaries and/or the Company and its subsidiaries and (ii) to fund any OID or fees pursuant to the “market flex” provisions in the Fee Letter.

Additionally, letters of credit may be issued on the Closing Date in order to backstop or replace letters of credit outstanding on the Closing Date under facilities no longer available to Atlas or any of its subsidiaries and/or the Company or any of its subsidiaries as of the Closing Date (and if the issuer of such letters of credit becomes an ABL Lender under the ABL Facility, such existing letters of credit may be deemed letters of credit outstanding under the ABL Facility).

Otherwise, ABL Loans will be available at any time prior to the final maturity of the ABL Facility, in minimum principal amounts to be agreed upon. Amounts repaid under the ABL Facility may be reborrowed.

ABL Documentation Principles:	The definitive documentation for the ABL Facility will (a) initially be prepared by counsel to the Borrower, (b) contain the terms and conditions set forth in this Exhibit B, (c) reflect the operational and strategic requirements of the Borrower and its subsidiaries, (d) be consistent with the proposed business plan and the model delivered to the Lead Arrangers on October 6, 2017 (the “Model”), (e) be based on, and no less favorable to, the Company and its subsidiaries than the documentation for the Term Facility set forth on Exhibit C (provided that terms specific to asset based revolving facilities will be based on and in no event less favorable to the Borrower and its subsidiaries than those set forth in the asset based facility for the company identified to you as “Mariposa”), taking into account differences in the industry of the borrower under such facility, (f) include customary “EU bail-in” provisions, (g) contain those covenant “baskets” and exceptions set forth in the documentation for the Term Facility as modified herein, (h) be modified to accommodate the reasonable operational and agency guidelines and practices of the ABL Administrative Agent and changes in law and accounting standards and (i) be negotiated in good faith. The foregoing is referred to herein, collectively, as the “ABL Documentation Principles”. The ABL Loan Documents will, subject to the “flex” provisions contained in the Fee Letter (which “flex” provisions shall not include any changes to the conditions to borrowing on the Closing Date), contain only those payment provisions, conditions to borrowing, mandatory prepayments, representations and warranties, covenants, events of default and guarantee and collateral provisions expressly set forth in this Exhibit B, in each case, applicable to, the Borrower and its restricted subsidiaries and with standards, qualifications, thresholds, exceptions, “baskets” and grace and cure periods consistent with the ABL Documentation Principles.

Borrowing Base:	The borrowing base (the “Borrowing Base”) at any time shall equal the sum of: (a) 85.0% of the Borrower’s and the ABL Guarantors’ eligible accounts receivables, plus

(b) the lesser of:

(i) 70.0% of the Borrower’s and the ABL Guarantors’ eligible inventory valued at cost on a FIFO basis and

(ii) 85% of the net orderly liquidation value of the Borrower’s and the ABL Guarantors’ eligible inventory valued at the lower of cost or market on a FIFO basis, plus

(c) 100.0% of Eligible Borrowing Base Cash, minus

(d) customary reserves (as described below).

Eligibility criteria for eligible inventory and eligible accounts receivable shall be set forth in the ABL Loan Documents in a manner consistent with the ABL Documentation Principles.

The Borrowing Base will be computed by the Borrower monthly (or more frequently as the Borrower may elect; provided that if such election is exercised, the Borrower will compute the Borrowing Base on such more frequent interval until the date that is 30 days after the date of such election), and a certificate (the “Borrowing Base Certificate”) presenting the Borrower’s computation of the Borrowing Base will be delivered to the ABL Administrative Agent promptly, but in no event later than the 20th calendar day following the end of each calendar month; provided, however, that if Excess Availability (as defined below) under the ABL Facility is less than the greater of (i) $75.0 million and (ii) 30% of the lesser of (A) the aggregate commitments at such time and (B) the Borrowing Base (the lesser of (A) and (B), the “Line Cap”) for five consecutive business days (a “Weekly Borrowing Base Event”), the Borrower will be required to compute the Borrowing Base and deliver a Borrowing Base Certificate on a weekly basis until the date on which Excess Availability under the ABL Facility has been at least the greater of (i) $75.0 million and (ii) 30% of the Line Cap for at least thirty consecutive calendar days. All references in this paragraph that refer to the Borrowing Base prior to the earlier of (x) delivery of the first Borrowing Base Certificate and (y) the Initial Borrowing Base Date (as defined below), shall be deemed to refer to the Modified Borrowing Base.

The ABL Administrative Agent will have the right to establish and modify reserves against the Borrowing Base assets in its Permitted Discretion with 5 business days prior written notice to the Borrower. As used herein, “Permitted Discretion” means the ABL Administrative Agent’s reasonable credit judgment (from the perspective of an asset-based lender) in establishing reserves, exercised in good faith in accordance with customary business practices for similar asset based lending facilities, based upon its consideration of any factor that it reasonably believes (i) could materially adversely affect the quantity, quality, mix or value of Collateral (including any applicable laws that may inhibit collection of a receivable), the enforceability or priority of the ABL Administrative Agent’s liens thereon, or the amount that the ABL Administrative Agent, the ABL Lenders or the Issuing Banks could receive in liquidation of any Collateral; (ii) that any collateral report or financial information delivered by the Borrower or any

Guarantor is incomplete, inaccurate or misleading in any material respect; or (iii) creates an event of default. In exercising such judgment, the ABL Administrative Agent may consider any factors that could materially increase the credit risk of lending to the Borrower on the security of the Collateral. Any reserve established or modified by the ABL Administrative Agent shall have a reasonable relationship to circumstances, conditions, events or contingencies which are the basis for such reserve, as reasonably determined, without duplication, by the ABL Administrative Agent in good faith; provided that circumstances, conditions, events or contingencies existing or arising prior to the Initial Borrowing Base Date and, in each case, disclosed in writing in any field examination or appraisal delivered to the ABL Administrative Agent in connection herewith or otherwise known to the ABL Administrative Agent, in either case, prior to the Initial Borrowing Base Date, shall not be the basis for any establishment of any reserves after the Initial Borrowing Base Date, unless such circumstances, conditions, events or contingencies shall have changed in a material respect since the Initial Borrowing Base Date.

Notwithstanding anything to the contrary herein, (a) the amount of any such reserve of change shall have a reasonable relationship to the event, condition or other matter that is the basis for such reserve or such change, (b) no reserves or changes already accounted for through eligibility criteria (including collection/advance rates) shall be imposed and (c) no reserves shall be imposed on the first 5% of dilution of accounts receivable and thereafter no dilution reserve shall exceed 1% for each incremental whole percentage in dilution over 5%; provided that dilution reserves may reflect fractional percentages in dilution.

“Specified Default” means any payment or bankruptcy event of default, a failure to deliver any required Borrowing Base certificate (following a five business day grace period), any event of default arising from breach of the cash management provisions (following a two business day grace period) or an event of default arising from a breach of the ABL Financial Covenant.

For the period from the Closing Date until the 90th day after the Closing Date (or such earlier date as the Borrower may elect after delivery of a satisfactory field examination and inventory appraisal or such later date as may be agreed to by the ABL Administrative Agent) (such date, the “Initial Borrowing Base Date”), the Borrowing Base will be deemed to be the greater of (x) $250 million and (y) 70% of the ABL Commitments on the Closing Date (the “Modified Borrowing Base”).

Interest Rates and Fees:	As set forth on Annex I hereto.

Final Maturity and Amortization:	The ABL Facility will mature, and the ABL Commitments thereunder will terminate, on the fifth (5th) anniversary of the Closing Date. The ABL Facility will have no amortization

Guarantees:	All obligations of the Borrower under the ABL Facility and of the Borrower and its restricted subsidiaries under any interest rate protection or other hedging arrangements identified by the Borrower and entered into with a Person that is the ABL Administrative Agent or a Lender or any affiliate of any such Administrative Agent or Lender at the time of entering into such arrangements, or if later, on the Closing Date and has been identified by the Borrower to the ABL Administrative Agent (collectively, the “ABL Hedging Arrangements”) and cash management arrangements identified by the Borrower and entered into with a Person that is the ABL Administrative Agent or a Lender or any affiliate of any such Administrative Agent or Lender at the time of entering into such arrangements, or if later, on the Closing Date and has been identified by the Borrower to the ABL Administrative Agent (collectively, the “ABL Cash Management Arrangements” and, together with the ABL Hedging Arrangements, the “Secured Agreements”), will be unconditionally guaranteed jointly and severally on a senior secured basis (the “ABL Guarantees”) by each existing and subsequently acquired or organized wholly-owned material U.S. subsidiary of the Borrower other than Excluded Subsidiaries (the “ABL Guarantors” and, collectively with the Borrower, the “Loan Parties”); provided that any such guarantees will not be required to the extent it would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the ABL Administrative Agent or if prohibited or restricted by applicable law or binding contractual obligation existing on the Closing Date or at the time of the acquisition of the applicable subsidiary (and not created in anticipation of such acquisition), including any requirement to obtain the consent of any governmental authority or third party.

Entities with respect to which the Borrower, directly or indirectly, owns 50% or less of the voting equity interests will not be subsidiaries of the Borrower.

For the avoidance of doubt, the “Loan Parties” will not include the Company or any of its subsidiaries until the Acquisition has been consummated.

The ABL Loan Documents will include customary exclusions for Guarantors that are not “eligible contract participants” (as defined in the Commodity Exchange Act (7 U.S.C. section 1 et seq., as amended from time to time) and any successor statute) and customary provisions regarding qualified “keepwell” with respect to guaranties of Secured Agreements.

Security:	Subject to the Certain Funds Provisions, obligations of the Loan Parties in respect of the ABL Facility, the ABL Guarantees and the Secured Agreements (collectively, the “ABL Secured Obligations”) will be secured by a first priority security interest (subject to permitted liens) in substantially all personal property of the Borrower and the ABL Guarantors consisting of all accounts receivable, inventory, cash and cash equivalents, deposit accounts, securities and commodity accounts (other than the accounts in which net cash proceeds from the sale of non-ABL Priority Collateral are deposited pending reinvestment and which is subject to a first priority security interest in favor of the Term

Loan Administrative Agent and the Term Lenders pursuant to the Term Facility and any other Excluded Accounts (as defined below)), documents of title and records related to the foregoing (but excluding, for the avoidance of doubt, intellectual property and general intangibles and certain other related assets evidencing, governing, securing or otherwise relating to the foregoing) and, in each case, proceeds thereof (other than the Excluded Assets (as defined in the Term Loan Documents), the “ABL Priority Collateral”) and (b) a perfected second priority security interest in the Collateral (other than the ABL Priority Collateral and the Excluded Assets). The pledges of and security interests in the Collateral granted by the Borrower and each ABL Guarantor shall secure the ABL Secured Obligations.

Notwithstanding anything to the contrary set forth above, the Loan Parties shall not be required, nor shall the ABL Administrative Agent be authorized, to perfect the above-described security interests by any means other than by (i) filings pursuant to the Uniform Commercial Code in the office of the secretary of state (or similar central filing office) of the relevant State(s), (ii) filings in United States government offices with respect to intellectual property as expressly required in the Facilities Documentation, (iii) control agreements solely as described under the first paragraph under the section entitled “Cash Management and Cash Dominion” below or (iv) subject to the Intercreditor Agreement, delivery to the applicable Administrative Agent to be held in its possession of all Collateral consisting of intercompany notes, stock certificates and other instruments, each case constituting Collateral and as expressly required in the Facilities Documentation (and other actions required to perfect the above-described security interests due to a change in law and reasonably agreed between the Borrower and the ABL Administrative Agent).

In addition, (a) except as described under the first paragraph under the section entitled “Cash Management and Cash Dominion” below, control agreements shall not be required with respect to any deposit accounts, securities accounts, commodities accounts or uncertificated securities and no perfection actions shall be required with respect to (i) motor vehicles and other assets subject to certificates of title, (ii) letter of credit rights, except to the extent constituting a support obligation for other Collateral as to which perfection is accomplished solely by the filing of a UCC financing statement or equivalent (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement or equivalent), (iii) commercial tort claims with a value of less than an amount to be agreed and (iv) promissory notes evidencing debt for borrowed money in a principal amount of less than an amount to be agreed, (b) share certificates of immaterial subsidiaries shall not be required to be delivered, (c) no actions with respect to any assets located outside of the United States or in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction will be required to be taken to create any security interests or to perfect or make enforceable any security interests in any such assets (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction) and (d) no landlord lien waivers, estoppels or collateral access letters will be required. The ABL Loan Documents will provide that “fair market value” will be determined by the Borrower in good faith and if supported by an opinion of a reputable valuation or investment banking firm shall be conclusive.

Notwithstanding the foregoing, assets will be excluded from the Collateral in circumstances where the applicable Administrative Agent determines in consultation with the Borrower that the costs of obtaining, perfecting or maintaining a security interest in such assets exceed the fair market value thereof or the practical benefit to the Lenders afforded (or proposed to be afforded) thereby. Liens on assets that are transferred in a permitted transaction to a Person that is not (and is not required to be) a Loan Party under the ABL Loan Documents and liens on any assets held by an Excluded Subsidiary (or any Person that becomes an Excluded Subsidiary in a transaction not prohibited by the ABL Loan Documents) or on assets that are Excluded Assets shall be automatically released. The ABL Administrative Agent shall execute such acknowledgments and releases reasonably acceptable to it as the Borrower may reasonably request in connection with any such release, and the ABL Administrative Agent shall be entitled to rely exclusively on an officer’s certificate of the Borrower when executing any such acknowledgment or release. Any execution and delivery of documents pursuant to such a release shall be without recourse to or warranty by the ABL Administrative Agent and at the Borrower’s expense, in accordance with the Documentation Principles.

Intercreditor Agreement:	The relative rights and priorities in the Collateral for the secured parties in (a) the ABL Facility and (b) the Term Facility will be set forth in a customary intercreditor agreement as between the collateral agent for the Term Facility, on the one hand, and the collateral agent for the ABL Facility, on the other hand (the “Intercreditor Agreement”); provided that the Intercreditor Agreements will be substantially consistent with, and no less favorable to the Borrower than, the Intercreditor Agreement entered into in connection with the “Mariposa” transaction but shall take into account the Documentation Principles.

Cash Management and Cash Dominion:	The Borrower and the ABL Guarantors will use commercially reasonable efforts to obtain account control agreements on all depository accounts (“DDAs”) and securities accounts of the Borrower and the ABL Subsidiary Guarantors (excluding accounts that are (i) solely used for payroll, taxes, wages and benefits, (ii) disbursement accounts, (iii) zero balance accounts, (iv) trust accounts, (v) other accounts with funds on deposit averaging less than an amount to be agreed for any single account or an amount to be agreed in the aggregate for all such accounts, (vi) swept at the end of each Business Day into another account in the name of, or subject to a customary blocked account control agreement (shifting control) in favor of the ABL Administrative Agent, in each case with standing wire instructions and (vii) accounts holding Term Priority Collateral or the proceeds thereof (collectively, “Excluded Accounts”) as soon as possible and in any event within 120 days after the Closing Date (or such later date as the ABL Administrative Agent shall agree). If such arrangements are not obtained within 120 days after the Closing Date (or such later date as the ABL Administrative Agent shall reasonably agree), the Borrower and the ABL Guarantors shall be required to move their bank accounts to the ABL Administrative Agent or another bank that will provide such control agreements. During a Cash Dominion Period (as defined below), all amounts in controlled DDAs will be swept into a collection account (or accounts) maintained with the ABL Administrative Agent and used to repay borrowings under the ABL Facility, subject to customary exceptions, limitations and thresholds to be agreed in accordance with the ABL Documentation Principles.

“Cash Dominion Period” means (a) the period from the date that Excess Availability shall have been less than the greater of (x) 10.0% of the Line Cap and (y) $25.0 million for five consecutive business days to the date Excess Availability shall have been at least the greater of (x) 10.0% of the Line Cap and (y) $25.0 million for thirty consecutive calendar days or (b) upon the occurrence of a Specified Default, the period that such Specified Default shall be continuing.

“Excess Availability” shall mean, at any time, the difference of (a) the Line Cap at such time minus (b) the sum of (i) aggregate principal amount of all ABL Loans and swingline loans then outstanding, (ii) the maximum aggregate stated amounts of all then-outstanding letters of credit and (iii) all amounts drawn but unreimbursed under letters of credit at such time, in each case under the ABL Facility.

“Eligible Borrowing Base Cash” shall mean the amount of unrestricted cash of the Borrower and the ABL Guarantors at such time to the extent held in U.S. dollars in investment or depository accounts (a) with the ABL Administrative Agent or (b) with Lenders and subject to a customary account control agreement (shifting control) in favor of, the ABL Administrative Agent; provided that if the Borrowing Base includes Eligible Borrowing Base Cash, each borrowing notice shall include the amount of Eligible Borrowing Base Cash as of the close of business on the business day prior to the date of such notice. The Borrower shall be required to report the amount of Eligible Borrowing Base Cash held with institutions other than the ABL Administrative Agent to the ABL Administrative Agent on a bi-weekly basis (or, at any time that no loans are then outstanding and the aggregate stated amounts of all then-outstanding letters of credit is less than an amount to be agreed, on a monthly basis).

Mandatory Prepayments:

If at any time, the aggregate amount of outstanding ABL Loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Facility exceeds the Line Cap, then the Borrower will within three business days repay outstanding ABL Loans and cash collateralize outstanding letters of credit in an aggregate amount equal to such excess, with no reduction of the ABL Commitments.

Following the occurrence and during the continuation of a Cash Dominion Period, all cash receipts (with exceptions to be agreed in the ABL Loan Documentation) will be promptly applied by the ABL Administrative Agent to repay outstanding ABL Loans and, if an event of default exists and the Required Lenders so direct, to cash collateralize outstanding Letters of Credit.

Voluntary Prepayments/Reductions in Commitments:	Voluntary reductions of the unutilized portion of the ABL Commitments and voluntary prepayments of borrowings under the ABL Facility will be permitted at any time, in minimum principal amounts consistent with the ABL Documentation Principles, without premium or penalty, subject to reimbursement of the ABL Lenders’ redeployment costs actually incurred in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Limited Condition Transactions:	The ABL Loan Documents will include limited condition transaction provisions substantially consistent with those set forth in the Term Loan Documents.

Representations and Warranties:	Subject to the Certain Funds Provisions and limited to the representations and warranties (to be applicable to the Borrower and its restricted subsidiaries only and as qualified by disclosure schedules to be delivered by the Borrower on the Closing Date containing information necessary to make such representations and warranties accurate and complete on the Closing Date) expressly set forth in the Term Facility Term Sheet, with only corresponding changes to reference and reflect the ABL Facility (and in any event no less favorable to the Borrower and its subsidiaries than those set forth in the Term Loan Documents).

Conditions Precedent to Initial Borrowing on the Closing Date:	Limited to the Financing Conditions (including and subject to the Certain Funds Provisions).

Conditions Precedent to Each Borrowing after the Closing Date:	After the Closing Date, subject to any LCA Election rights, the making of each extension of credit under the ABL Facility shall be conditioned upon (a) delivery of a customary borrowing/issuance notice, (b) the making and accuracy of representations and warranties in all material respects (or, if any such representations or warranties are qualified by materiality, material adverse effect or similar language, they shall be true and correct in all respects), (c) the absence of defaults or events of default and (d) availability under the Borrowing Base.

Affirmative Covenants:	Limited to the affirmative covenants expressly set forth in the Term Facility Term Sheet (to be applicable to the Borrower and its restricted subsidiaries only), with only corresponding changes to reference the ABL Facility and to (x) add the requirements set forth above (i) to deliver the Borrowing Base Certificates, (ii) financial covenant compliance certificates and (iii) in the first paragraph under “Cash Management and Cash Dominion”. In addition, the ABL Administrative Agent may conduct up to one (1) field examination and one (1) inventory appraisal (each at the expense of the Borrower) during any calendar year (with an additional field exam and inventory appraisal during the same calendar year, in each case, at the expense of the Lenders or Administrative Agent); provided that (i) at any time after the date on which Specified Excess Availability has been less than the greater of (x) $37.5 million and (y) 15% of the Line Cap for five consecutive business days, field examinations and inventory appraisals may each be conducted (at the expense of the Borrower) two (2) times during such calendar year or (ii) at any time during the continuation of a Specified Default, field examinations and inventory appraisals, may be conducted (at the expense of the Borrower) as frequently as reasonably determined by the ABL Administrative Agent in its Permitted Discretion.

Negative Covenants:

Limited to the following (to be applicable to the Borrower and its restricted subsidiaries and subject to the ABL Documentation Principles):

(a) liens securing indebtedness with baskets for (i) liens (other than liens securing a securitization with accounts receivable, inventory and proceeds) securing (1) pari passu first lien debt subject to a pro forma First Lien Net Leverage Ratio of no greater than the Closing Date First Lien Net Leverage Ratio or such ratio prior to such lien’s attachment and (2) junior lien debt subject to a Total Net Leverage Ratio of no greater than the Closing Date Total Net Leverage Ratio or such ratio prior to such lien’s attachment, in each case calculated on a pro forma basis and excluding the cash proceeds of such proposed debt for netting purposes; (ii) a general basket equal to $225 million; (iii) liens on the Collateral securing the other Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (iv) liens on assets of non-Loan Party subsidiaries; (v) liens on assets that do not constitute Collateral, not in excess of an amount to be agreed; (vi) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(b) investments with baskets for (i) loans and advances to officers, directors and employees (x) to acquire equity in the Borrower or any parent thereof or for other customary purposes (e.g. travel, entertainment, relocation) and (y) otherwise not in excess of $20 million outstanding; (ii) investments in connection with the Transactions, (iii) investments in restricted subsidiaries (including entities that become restricted subsidiaries in connection with such investment), with a cap on investments in non-Loan Parties in an amount to be agreed; (iv) investments in unrestricted subsidiaries and similar business investments in an amount not to exceed $160 million; (v) a general basket equal to $320 million; (vi) Permitted Acquisitions; (vii) unlimited investments (including Permitted Acquisitions) when the Payment Conditions are satisfied; and (viii) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(c) debt with baskets for (i) contribution indebtedness (at 2x the aggregate cash or fair market value contributed); (ii) Ratio Debt (as defined below); (iii) capital lease/purchase money debt of $160 million without regard to any capital leases or purchase money indebtedness scheduled on the Closing Date; (iv) non-Loan Party debt equal to $160 million plus additional amounts in the form of working capital or other local lines of credit so long as not secured by Collateral and non-recourse to the Loan Parties; (v) cash collateralized letters of credit; (vi) non-speculative hedging arrangements and cash management arrangements; (vii) any indebtedness of the Company incurred or issued prior to the Closing Date which remains outstanding and is permitted to remain outstanding under the Acquisition Agreement; (ix) indebtedness arising from agreements providing for adjustments of purchase price or “earn outs” entered into in connection with acquisitions, (x) debt incurred and/or assumed in connection with a Permitted Acquisition or other permitted investment (subject in the case of (1) any such incurred debt only to the requirements applicable to the incurrence of Ratio Debt or (2) any such assumed debt only, that such assumed debt is not created in anticipation of such acquisition or investment), with a cap on such debt of non-Loan Parties in an amount to be agreed; (xi) the Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (xii) Refinancing Facilities; (xiii) a general basket equal to $225 million; (xiv) additional unsecured unlimited amounts with respect to indebtedness maturing outside the ABL Facility subject to the satisfaction of the Payment Conditions on a pro forma basis; and (xv) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(d) fundamental changes (which shall permit unlimited permitted investments consummated as mergers or consolidations in accordance with the Documentation Principles);

(e) dispositions, with a basket for (i) unlimited dispositions (the “General Dispositions Basket”) subject to receipt of fair market value and 75% cash or cash equivalent consideration (subject to exceptions to be set forth in the ABL Loan Documents, which will include a basket of an amount to be agreed for non-cash consideration that may be designated as cash consideration); provided, that if the disposition of assets pursuant to clause (i) decreases the Borrowing Base by $25 million or more (after giving effect thereto), the Borrower shall deliver a pro forma Borrowing Base Certificate on or prior to the date of such sale (or such later date as the Administrative Agent may agree), (ii) dispositions in connection with licensing of intellectual property to non-guarantor restricted subsidiaries in connection with bona fide tax planning purposes as determined in good faith by the Borrower), (iii) a de minimis basket for dispositions of property with a fair market value less than $10 million per transaction or series of related transactions or $50 million in the aggregate in any fiscal year and (iv) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(f) restricted payments, with baskets for (i) equity buybacks upon death, disability or termination (etc.) subject to a cap of $30 million per fiscal year with rollover of unused amounts to subsequent calendar years; (ii) other equity redemptions up to $25 million per fiscal year; (iii) tax distributions equal to the Borrower’s taxable income (determined, if the Borrower is a disregarded entity for U.S. federal income tax purposes, as if the Borrower were instead a partnership for U.S. federal income tax purposes) multiplied by the highest marginal combined federal, state and local income tax rate applicable to any direct or indirect owner (other than a person owning indirectly through an entity that is treated as a corporation for U.S. federal income tax purposes) of the Borrower (or the Borrower’s regarded parent if the Borrower is a disregarded entity for U.S. federal income tax purposes), taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon) and not subject to cap or clawback; (iv) payment of legal, accounting and other ordinary course corporate overhead or other operational expenses of any such parent not to exceed an amount to be agreed in any fiscal year and for the payment of franchise or similar taxes; (v) dividends, distributions or redemptions in connection with the Transactions; (vi) a general basket equal to $200 million, subject to no event of default; (vii) additional restricted payments subject only to compliance with the RP Payment Conditions; and (viii) other baskets and exceptions consistent with the ABL Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(g) transactions with affiliates in excess of $20 million per transaction or a series of related transactions;

(h) restrictions on negative pledge clauses; and

(j) prepaying material junior lien or unsecured debt for borrowed money that is contractually subordinated in right of payment to the ABL Facility and in excess of an amount to be agreed (the “Junior Debt”), or amendments of the documents governing such Junior Debt in a manner (when taken as a whole) materially adverse to the Lenders (when taken as a whole), which will permit, among other things, (i) regularly scheduled principal and interest, (ii) refinancing or exchanges of Junior Debt for other Junior Debt maturing no earlier, and not having a shorter weighted average life, than the Junior Debt being so refinanced or exchanged (provided that such refinancing or exchange indebtedness shall be subordinated indebtedness if the Junior Debt so refinanced or exchanged was subordinated debt), (iii) conversion of Junior Debt to common or “qualified preferred” equity, (iv) a general basket equal to $200 million, subject to no event of default; (v) unlimited prepayments, purchases or redemptions of Junior Debt when the RP Payment Conditions are satisfied and (vi) other baskets and exceptions consistent with the ABL Documentation Principles and such other baskets and exceptions as otherwise agreed by the Borrower and the Lead Arrangers).

All dollar baskets will include a growing concept based on Consolidated EBITDA. The general basket for restricted payments may alternatively be used for investments and/or prepayments of Junior Debt, and the general basket for prepayments of Junior Debt may alternatively be used for restricted payments and/or investments. The Borrower shall be permitted to reclassify its debt and liens (other than debt under and liens securing the Facilities) incurred among baskets without limitation.

The Borrower and/or any restricted subsidiary will be permitted to make acquisitions of all or substantially all of the assets or a majority of the equity interests of a person or a line of business (each, a “Permitted Acquisition”), so long as (i) before and after giving effect thereto, no event of default has occurred and is continuing (or, in the case of a Limited Condition Transaction, at the Borrower’s option, at the time of execution of a definitive acquisition agreement, in which case no payment or bankruptcy event of default has occurred and is continuing at the time of consummation thereof), (ii) after giving effect thereto, the Borrower is in compliance with the permitted lines of business covenant and (iii) solely to the extent required by, and subject to the limitations set forth in “Guarantees” and “Security” above, the acquired company and its subsidiaries (other than any subsidiaries of the acquired company designated as an unrestricted subsidiary as provided in “Unrestricted Subsidiaries” below) will become Guarantors and pledge their Collateral to the ABL Administrative Agent.

The Borrower and any restricted subsidiary will be permitted to incur indebtedness (“Ratio Debt”) so long as, subject to the Borrower’s LCA Election rights (a) before and after giving effect thereto, no payment or bankruptcy event of default has occurred and is continuing and (b) the aggregate principal amount of such Ratio Debt outstanding may not exceed after giving effect to the incurrence of such debt and the application of the proceeds thereof on a pro forma basis, as of the last day of the most recently ended fiscal quarter of the Borrower for which internal financial statements are available, an amount equal to the Ratio Debt Cap.

The Ratio Debt Cap means an amount equal to $100 million plus the Ratio Incremental Amount.

“Ratio Incremental Amount” means:

(a) with respect to Ratio Debt to be secured by liens on a pari passu basis with the Term Facility and subject to a customary intercreditor agreement, the Borrower’s First Lien Net Leverage Ratio exceeding (i) the Closing Date First Lien Net Leverage Ratio or (ii) such ratio prior to such incurrence;

(b) with respect to Ratio Debt secured on a junior lien basis to the ABL Facility and subject to a customary intercreditor agreement, the Borrower’s Total Net Leverage Ratio exceeding (i) the Closing Date Total Net Leverage Ratio or (ii) such ratio prior to such incurrence; or

(c) with respect to unsecured Ratio Debt, either (i) the Borrower’s Total Net Leverage Ratio exceeding (x) the Closing Date Total Net Leverage Ratio or (y) such ratio prior to such incurrence or (ii) the Borrower’s Interest Coverage Ratio being no less than (x) 2.00:1.00 or (y) the Interest Coverage Ratio immediately prior to such incurrence, in each case, as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available, calculated in each case on a pro forma basis (excluding the cash proceeds to the Borrower of any then proposed Ratio Debt for netting purposes).

Compliance with a negative covenant in the ABL Loan Documents may be permitted in part by one basket or exception and in part by another, in the Borrower’s discretion, and the Borrower may designate and redesignate (the “Redesignation”) (on or after any applicable date) the baskets or exceptions available to it on such date (or any later date) upon with compliance is based.

Unless the Borrower elects otherwise, compliance will be deemed to be first pursuant to a basket or exception based on a financial ratio (to the maximum extent permitted by such basket or exception) prior to being determined to pursuant to any other basket or exception, including those based on a fixed dollar amount.

“Payment Conditions” shall mean the following: (i) no Specified Default exists or would arise after giving effect to the relevant transactions, (ii) pro forma compliance for the four fiscal quarters most recently preceding such transaction or payment for which financial statements are available with a Fixed Charge Coverage Ratio of at least 1.00:1.00 and (iii) the Borrower’s having Specified Excess Availability (and with a 30-day lookback) in excess of the greater of (x) $31.25 million and (y) 12.5% of the Line Cap; provided however that the condition set forth in clause (ii) shall not be applicable if the Borrower has Specified Excess Availability in excess of the greater of (x) $43.75 million and (y) 17.5% of the Line Cap, in each case, on a pro forma basis immediately after giving effect to such transaction.

“RP Payment Conditions” shall mean the following: (i) no Specified Default exists or would arise after giving effect to the relevant transactions, (ii) pro forma compliance for the four fiscal quarters most recently preceding such transaction or payment for which financial statements are available with a Fixed Charge Coverage Ratio of at least 1.00:1.00 and (iii) the Borrower’s having Specified Excess Availability (and with a 30-day lookback) in excess of the greater of (x) $37.5 million and (y) 15% of the Line Cap; provided however that the condition set forth in clause (ii) shall not be applicable if the Borrower has Specified Excess Availability in excess of the greater of (x) $50 million and (y) 20% of the Line Cap, in each case, on a pro forma basis immediately after giving effect to such transaction.

ABL Financial Covenant:

Upon the occurrence and during the continuance of a Covenant Trigger Event, the Fixed Charge Coverage Ratio (as defined on Exhibit F to the Commitment Letter) as of the last day of any fiscal quarter shall not be less than 1.00:1.00, to be tested on the last day of any fiscal quarter (including at the time of occurrence of such Covenant Trigger Event and each subsequent fiscal quarter of the Borrower ending during the continuance of such Covenant Trigger Event) for which financial statements are required to have been delivered, on a trailing four quarter basis.

“Covenant Trigger Event” means Specified Excess Availability (as defined below) shall be less than either (a) the greater of (i) $25 million and (ii) 10.0% of the Line Cap for 2 consecutive Business Days or (b) the greater of (i) $18.75 million and (ii) 7.5% of the Line Cap at any time, and shall continue until Specified Excess Availability is equal to or exceeds such amount as reflected on a Borrowing Base Certificate delivered to the ABL Administrative Agent for a period of 20 days after Specified Excess Availability is equal to or exceeds such amount.

For purposes of determining compliance with the ABL Financial Covenant, any cash equity contribution (which shall be common equity or otherwise on terms reasonably acceptable to the ABL Administrative Agent) made to the Borrower after the beginning of the most recently ended fiscal quarter and on or prior to the day that is 10 business days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrower, be included in the calculation of Consolidated EBITDA solely for the purposes of determining compliance with such ABL Financial Covenant at the end of such fiscal quarter and applicable subsequent periods which include such fiscal quarter (any such equity contribution so included in the calculation of Consolidated EBITDA, a “Specified Equity Contribution”); subject solely to following conditions: (a) there shall be no more than two quarters in each four consecutive fiscal quarter period in respect of which a Specified Equity Contribution is made, (b) the amount of any Specified Equity Contribution shall be no more than the amount expected to be required to cause the Borrower to be in pro forma compliance with the ABL Financial Covenant specified above, (c) no more than five Specified Equity Contributions shall be made during the term of the ABL Facility, (d) all Specified Equity Contributions shall be disregarded for purposes of any financial ratio determination under the ABL Loan Documents other than for determining compliance with the ABL Financial Covenant and (e) there shall be no pro forma or other reduction in indebtedness with the proceeds of any Specified Equity Contribution for determining compliance with the ABL Financial Covenant unless such proceeds are actually applied to prepay indebtedness. The ABL Loan Documents will contain a customary standstill provision with respect to the declaration of an event of default and/or exercise of remedies during the period in which a Specified Equity Contribution could be made but the Borrower shall not be permitted to borrow or obtain new letters of credit during such period.

“Specified Excess Availability” shall mean the sum of (i) Excess Availability and (ii) the amount by which the Borrowing Base at such time exceeds the ABL Commitments, up to an amount not to exceed 2.5% of ABL Commitments.

Unrestricted Subsidiaries:	The ABL Loan Documents will permit the Borrower to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; provided that (a) no Specified Default exists or would result therefrom at the time of designation and (b) the Borrower is in compliance with the Payment Conditions. The designation of any unrestricted subsidiary as a restricted subsidiary will be deemed to be an incurrence at the time of such designation of indebtedness of such subsidiary or liens on the assets of such subsidiary, in each case, outstanding on the date of such designation. The designation of any subsidiary as an unrestricted subsidiary will constitute an investment for purposes of the investments negative covenant described under the caption “Negative Covenants” above.

Unrestricted Subsidiaries will not be subject to the representations and warranties, covenants or events of default of the ABL Loan Documents and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of determining any financial ratio or covenant contained in the ABL Loan Documents, and any cash or cash equivalents of any unrestricted subsidiary will not be taken into account for purposes of any net debt test under the ABL Loan Documents.

Events of Default:	Limited to the following (to be applicable to the Borrower and its restricted subsidiaries): nonpayment of principal, interest, letter of credit reimbursement obligations and fees (with not less than a five business day grace period for interest and fees); failure to perform negative covenants, the ABL Financial Covenant and affirmative covenant to provide notice of default or maintain the Borrower’s corporate existence; failure to deliver a Borrowing Base Certificate when required (subject to (a) five business day grace period or (b) two business day grace period if the Borrower is required to compute the Borrowing Base and deliver a Borrowing Base Certificate on a weekly basis as a result of a Weekly Borrowing Base Event); failure to perform under the Cash Management and Cash Dominion covenant (subject to a five business day grace period); failure to perform other covenants subject to a 30-day cure period after the earlier to occur of the date on which an executive officer of the Borrower becomes aware of such default and the date on which notice of default from the ABL Administrative Agent is received; any representation or warranty incorrect in any material respect when made; cross-acceleration and cross-default to continuing defaults under other material indebtedness in an aggregate principal amount in excess of the Threshold Amount (other than indebtedness held exclusively by subsidiaries); bankruptcy and similar proceedings of the Borrower or a material subsidiary; material monetary judgment defaults in excess of the Threshold Amount (to the extent not covered by insurance or other indemnity); ERISA events subject to no material adverse effect; invalidity (actual or asserted by the Borrower or any other subsidiary) of the ABL Loan Documents, the ABL Guarantees, the Intercreditor Agreement, a material security interest or a material portion of the Collateral; and change of control. “Threshold Amount” will be defined as the greater of (x) $80 million and (y) 12.5% of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis.

Voting:	Amendments and waivers of the ABL Loan Documents will require the approval of Lenders (the “Required ABL Lenders”) holding more than

50% of the aggregate amount of loans and commitments under the ABL Facility, except that: (a) the consent of each ABL Lender directly and adversely affected thereby shall be required with respect to (i) increases in commitments of such Lender, (ii) reductions of principal, interest (other than default interest) or fees owed to such Lender (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required ABL Lenders), (iii) extensions of scheduled amortization, date of payment of interest or any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required ABL Lenders) and (iv) changes to the pro rata sharing provisions (with exceptions for certain transactions and actions to be agreed, including amend and extend transactions and defaulting lender actions); (b) the consent of 100% of the ABL Lenders will be required with respect to (i) changes in voting thresholds and (ii) subordination or releases of liens on all or substantially all of the Collateral or all or substantially all of the aggregate value of the ABL Guarantees (other than in connection with any transfer or other release of Collateral or of the relevant Guarantor permitted by the ABL Loan Documents); (c) the consent of a supermajority (66.7%) of the ABL Commitments (or, if the ABL Commitments have been terminated, outstanding ABL Loans) will be required for any changes to the Borrowing Base definition or the component definitions thereof which result in increased borrowing availability; and (d) the consent of the ABL Administrative Agent and the Swingline Lender or Issuing Bank will be required to amend, modify or otherwise affect the rights and duties of the ABL Administrative Agent, such Swingline Lender or Issuing Bank, as the case may be. Notwithstanding the foregoing, only the consent of the Required ABL Lenders shall be required to waive the ABL Financial Covenant (or any component definition thereof to the extent applicable thereto) and not the consent of any other Lender. Disqualified Lenders will have limited voting rights (consistent with defaulting lenders) under the ABL Facility and will be required to assign all loans and commitments then owned by such Disqualified Lender to another lender (other than a Defaulting Lender) or eligible assignee (and the Borrower shall be entitled to seek specific performance in any applicable court of law or equity to enforce this sentence), subject to customary provisions and limitations.

The ABL Loan Documents shall contain customary provisions for replacing (i) non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders affected thereby so long as relevant Lenders holding more than 50% of the aggregate amount of the loans and commitments under the relevant Facilities have consented thereto, (ii) non-extending ABL Lenders, (iii) defaulting ABL Lenders, and (iv) ABL Lenders claiming increased costs, taxes gross-ups and similar required indemnity payments

The Facilities Documentation will contain customary “amend and extend” and “refinancing” provisions (on terms consistent with the Documentation Principles) pursuant to which the Borrower may refinance or extend commitments and/or outstandings pursuant to one or more tranches with only the consent of the respective extending or refinancing lenders; it being understood that each Lender under the applicable tranche or tranches that are being extended or refinanced shall have the opportunity to participate in such extension or refinancing on the same terms and conditions as each other lender in such tranche or tranches; provided that it is understood that no existing Lender will have any obligation to commit to any such extension or refinancing.

Yield Protection and Increased Costs:	Usual for facilities and transactions of this type, including customary tax gross-up provisions and customary protections for increased costs imposed as a result of the Dodd-Frank Act or Basel III.

Defaulting Lenders:	Consistent with the Documentation Principles. At the Borrower’s option, the Borrower may prepay the loans and/or terminate the commitments of any defaulting lender without penalty or premium.

Assignments and Participations:

The ABL Lenders will be permitted to assign loans and commitments (other than to natural persons and Disqualified Lenders) with the consent of the Borrower, the ABL Administrative Agent, the Swingline Lender and the Issuing Bank (in each case, such consent not to be unreasonably withheld, delayed or conditioned, it being agreed that it shall be reasonable to withhold consent to assignment to a Disqualified Lender); provided that no consent of the Borrower shall be required after the occurrence and during the continuance of a payment or bankruptcy event of default with respect to the Borrower or in the case of an assignment to a Lender, an affiliate of a Lender or an approved fund. The Borrower will be deemed to have consented to an assignment unless it objects thereto by written notice (including via email) to the ABL Administrative Agent within 10 business days after having received written notice of a request for such consent from the ABL Administrative Agent.

Each assignment will be in a minimum amount of $2.5 million. The ABL Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Loans and commitments in respect of the ABL Facility will not be permitted to be assigned to the Borrower or any of its affiliates. Each prospective assignee and participant will be required to represent that it is not a Disqualified Lender or an affiliate of a Disqualified Lender, in each case to the extent a list of Disqualified Lenders has been made available to the prospective assignee or participant, as applicable. As used herein, “approved fund” means, with respect to any Lender, any fund that is administered, advised or managed by (i) such Lender, (ii) an affiliate of such Lender or (iii) any entity or an affiliate of an entity that administers, advises or manages such Lender.

The ABL Lenders will be permitted to participate loans and commitments (other than to natural persons and Disqualified Lenders). Voting rights of participants will be limited to matters in respect of (i) increases in commitments participated to such participant, (ii) reductions of principal, interest (other than default interest) or fees in respect of loans participated to such participant (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), (iii) extensions of scheduled amortization, date of payment of interest and any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), and (iv) releases of all or substantially all of the Collateral or all or substantially all of the aggregate value of the Guarantees (other than in connection with any sale of Collateral or of the relevant Guarantor permitted by the ABL Loan Documents).

Notwithstanding anything in the ABL Loan Documents to the contrary, the ABL Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of the ABL Loan Documents relating to Disqualified Lenders. Without limiting the generality of the foregoing, the ABL Administrative Agent in its capacity as such shall not (x) be obligated to ascertain, monitor or inquire as to whether any ABL Lender or participant in ABL Loans or prospective ABL Lender or participant in ABL Loans is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of ABL Loans, or ABL Commitments (in each case, except to the extent constituting gross negligence, bad faith or willful misconduct) disclosure of confidential information, to any Disqualified Lender.

Expenses and Indemnification:	The expense and indemnification provisions to be set forth in the ABL Loan Documents will be substantially consistent with those set forth in Term Loan Documents and otherwise consistent with the ABL Documentation Principles.

Governing Law and Forum:	New York.

Counsel to ABL Administrative Agent and Lead Arrangers:	Simpson Thacher & Bartlett LLP.

ANNEX I TO EXHIBIT B

Interest Rates:	The interest rates under the ABL Facility will be as follows:

At the option of the Borrower, Adjusted LIBOR plus the Applicable Margin or ABR plus the Applicable Margin.

As used herein:

“Adjusted LIBOR” means the London interbank offered rate, adjusted for statutory reserve requirements; provided that “Adjusted LIBOR” shall be no less than 0.00% per annum.

“ABR” means, for any day, a rate per annum equal to the greatest of (a) the prime rate in effect of such day, (b) the NYFRB rate in effect on such day plus 1⁄2 of 1%, (c) the Adjusted LIBOR rate for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1% and (d) 1.00% per annum.

“Applicable Margin” means with respect to the ABL Facility, initially (a) 0.50% per annum, in the case of ABR loans, and (b) 1.50% per annum, in the case of Adjusted LIBOR loans and subject to adjustment as specified in the following paragraph.

From and after the first full fiscal quarter completed after the Closing Date, the Applicable Margin under the ABL Facility shall be subject to adjustment based on Excess Availability, as follows:

Excess Availability	Adjusted LIBOR loans	ABR loans
Less than 33.3%	1.75%	0.75%
Less than 66.7% and equal to or greater than 33.3%	1.50%	0.50%
Equal to or greater than 66.7%	1.25%	0.25%

Adjusted LIBOR borrowings may be made for interest periods of 1, 2, 3 or 6 (or, if agreed to by all applicable Lenders, 12) months or a shorter period as may be agreed by all applicable Lenders, as selected by the Borrower.

Interest on loans and all fees will be payable in arrears on the basis of a 360-day year (calculated on the basis of actual number of days elapsed), provided that interest on ABR loans, when based on the ABL Administrative Agent’s prime rate, will be payable in arrears on the basis of a 365-day year (or a 366-day year in a leap year), in each case calculated on the basis of the actual number of days elapsed. Interest will be payable on Adjusted LIBOR loans on the last day of the applicable interest period (and at the end of each three months, in the case of interest periods longer than three months) and upon prepayment, and on ABR loans quarterly and upon prepayment.

Default Rate:	Upon and during the continuance of a payment or bankruptcy event of default, overdue amounts shall bear interest at, with respect to principal, the applicable interest rate plus 2.00% per annum and, with respect to any other amount, the interest rate applicable to ABR loans plus 2.00% per annum, and in each case shall be payable on demand.

Letter of Credit Fees:	A per annum fee equal to the Applicable Margin with respect to Adjusted LIBOR loans under the ABL Facility in effect from time to time will accrue on the aggregate face amount of outstanding letters of credit under the ABL Facility, payable in arrears at the end of each quarter and upon termination of the ABL Facility. Such fees shall be distributed to the applicable ABL Lenders pro rata in accordance with their commitments under the ABL Facility. In addition, the Borrower shall pay to each Issuing Bank, for its own account, (a) a fronting fee to be agreed upon on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon termination of the ABL Facility, and (b) the Issuing Bank’s customary issuance and administration fees.

Commitment Fee:	Initially, 0.375% per annum on the average daily unused portion of the ABL Facility, payable quarterly in arrears. From and after the delivery by the Borrower to the Administrative Agent of the Borrower’s financial statements for the first full fiscal quarter of the Borrower completed after the Closing Date, the commitment fee shall be subject to one step-down to 0.25% based on Excess Availability during the preceding quarter of less than or equal to 50%.

CONFIDENTIAL	EXHIBIT C

Project Apex

$2,700,000,000 Term Loan Facility

Summary of Principal Terms and Conditions

Capitalized terms used but not defined in this Exhibit C shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached or the other Exhibits to the Commitment Letter.

Borrower:	Amneal Pharmaceuticals LLC (the “Borrower”).

Lead Arrangers and Bookrunners:	JPMCB, MLPFS and RBCCM (the “Lead Arrangers”).

Term Administrative Agent and Term Collateral Agent:	JPMCB will act as the sole administrative agent and sole collateral agent (in such capacities, the “Term Administrative Agent” and together with the ABL Administrative Agent, the “Administrative Agent”) for the Term Lenders.

Additional Agents:	The Borrower may designate additional financial institutions to act as syndication agent, documentation agent or co-documentation agent.

Transactions:	As described in Exhibit A to the Commitment Letter.

Lenders:	JPMCB (or one of its affiliates), BANA (or one of its affiliates), Royal Bank (or one of its affiliates) and a syndicate of financial institutions and other lenders (the “Term Lenders” and together with the ABL Lenders, the “Lenders”) arranged by the Lead Arrangers and reasonably acceptable to the Borrower, excluding Disqualified Lenders.

Term Facility:	A senior secured term loan facility (the “Term Facility”) in an aggregate principal amount of $2,700 million plus at the Borrower’s election, any Term Flex Increase (as defined in the Fee Letter).

Loans under the Term Facility (“Term Loans”) will be available to the Borrower in U.S. dollars.

Incremental Facilities:

The Facilities Documentation for the Term Facility (the “Term Loan Documents”) will permit the Borrower to add one or more incremental term facilities or increase the Term Facility (each, an “Incremental Facility” and collectively, the “Incremental Facilities”) in minimum amounts consistent with the Term Documentation Principles.

The aggregate principal amount of Incremental Facilities may not exceed, subject to the Borrower’s rights in respect of a Limited Condition Transaction (“LCA Election”), the Incremental Facility Cap.

“Incremental Facility Cap” means an amount equal to the Incremental Fixed Amount plus the Incremental Ratio Amount.

“Incremental Fixed Amount” means the sum of (a) the greater of (i) $641 million and (ii) 100% of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis, plus (b) the aggregate principal amount of voluntary prepayments, redemptions, repurchases and other permanent reductions of Term Loans that are secured on a pari passu basis with the Term Loans (in each case, including all debt buybacks and yank-a-bank payment amounts with credit given to the actual purchase price paid in cash), voluntary prepayments of loans under the ABL Facility (with a corresponding commitment reduction), in each case, except to the extent such prepayments were funded with the proceeds of long-term indebtedness, minus (c) the aggregate principal amount incurred under any Incremental Facility and Incremental Equivalent Debt incurred in reliance on the Fixed Incremental Amount.

“Incremental Ratio Amount” means such amount as would not result in,

(a) with respect to Incremental Facilities secured on a pari passu basis with the Term Facility, the Borrower’s First Lien Net Leverage Ratio exceeding (i) the Closing Date First Lien Net Leverage Ratio or (ii) such ratio prior to such incurrence;

(b) with respect to Incremental Facilities secured on a junior lien basis to the Term Facility, the Borrower’s Total Net Leverage Ratio exceeding (i) the Closing Date Total Net Leverage Ratio or (ii) such ratio prior to such incurrence; or

(c) with respect to unsecured Incremental Facilities, either (i) the Borrower’s Total Net Leverage Ratio exceeding (x) the Closing Date Total Net Leverage Ratio or (y) such ratio prior to such incurrence or (ii) the Borrower’s Interest Coverage Ratio being no less than (x) 2.00:1.00 or (y) the Interest Coverage Ratio immediately prior to such incurrence, in each case as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available, calculated in each case on a Pro Forma Basis (excluding the cash proceeds to the Borrower of any then proposed Incremental Facility for netting purposes).

“Closing Date First Lien Net Leverage Ratio” means the First Lien Net Leverage Ratio on the Closing Date. “Closing Date Total Net Leverage Ratio” means the Total Net Leverage Ratio on the Closing Date. Each such ratio will be adjusted on the Closing Date to reflect the effect of any Term Flex Increase (as defined in the Fee Letter).

If the Borrower incurs indebtedness under an Incremental Facility (or Incremental Equivalent Debt) using the Fixed Incremental Amount on the same date that it incurs indebtedness using the Ratio Incremental Amount, the relevant ratio above will be calculated without regard to any incurrence of indebtedness under the Fixed Incremental Amount. Unless the Borrower elects otherwise, each Incremental Facility (or Incremental Equivalent Debt) will be deemed incurred first as Ratio Incremental Amount to the extent permitted, with any balance incurred under the Fixed Incremental Amount. Incremental Facilities will rank pari passu or junior in right of payment with the Initial Term Loans and will either be unsecured or secured by Liens that are pari passu with or junior to the Liens securing the Initial Term Loans.

The Borrower may classify, and may later reclassify, indebtedness incurred under an Incremental Facility (or Incremental Equivalent Debt) (the “Incremental Reclassification”) as incurred as, and in reliance on, the Fixed Incremental Amount, Ratio Incremental Amount, or both, on the date of incurrence and thereafter, to the extent permitted on the date of classification (or the date of any such reclassification).

The Incremental Facilities will be available at the request of the Borrower with consent required only from those lenders that agree, in their discretion, to participate in such Incremental Facility. Lenders providing an Incremental Facility will be reasonably acceptable to (a) the Borrower and (b) the Term Administrative Agent (but only to the extent such person would otherwise have a consent right to an assignment of such loans to such lender, such consent not to be unreasonably withheld, conditioned or delayed). The Term Loan Documents may be amended as may be necessary to give effect to any Incremental Facility with the consent of the Borrower, the Term Administrative Agent and Lenders providing such Incremental Facility, including such amendments as may be necessary or advisable to have such facility fungible with the Initial Term Loans or other Incremental Facilities.

The incurrence of indebtedness under an Incremental Facility will be subject to only the following conditions and to any other conditions agreed between the lenders under the Incremental Facility and the Borrower, measured on the date such facilities are incurred, in each case subject to the Borrower’s LCA Election rights: (i) no event of default (or, in the case of a Permitted Acquisition or other permitted investment, no payment or bankruptcy event of default) under the Term Facility has occurred and be continuing or would result therefrom and (ii) all representations and warranties must be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such Incremental Facility; provided that in connection with any Permitted Acquisition or other permitted investment that constitutes a Limited Condition Transaction, such representations and warranties may be limited to the Specified Representations

The Term Loan Documents will also require that:

(i) the final maturity date of any Incremental Facility be no earlier than the final maturity date for the Term Loans incurred on the Closing Date (the “Initial Term Loans”); provided that this clause (i) will not apply to up to $160 million (or if greater 25% of Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis) in aggregate initial principal amount of (at the Borrower’s option) Incremental Facilities or Incremental Equivalent Debt (the “Inside Maturity Basket”);

(ii) the weighted average life to maturity of any Incremental Facility be no shorter than the remaining weighted average life to maturity of the Initial Term Loans (without giving effect to any amortization or prepayments on the Initial Term Loans); provided that this clause (ii) will not apply to the Inside Maturity Basket;

(iii) the interest margins for any Incremental Facility will be determined by the Borrower and the lenders of such Incremental Facility; provided, that if the yield for any Incremental Facility incurred during the first six months following the Closing Date and secured on a pari passu basis with the Initial Term Loans (excluding any Incremental Facility (A) incurred in reliance on the Ratio Incremental Amount, (B) that has an outside maturity date at least one year after the latest maturity date of the Initial Term Loans at the time of incurrence thereof, (C) incurred in connection with a Permitted Investment), or (D) in an aggregate original principal amount up to $320 million (or if greater 50% of Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis)), is greater than the yield for the Initial First Lien Term Loans by more than 75 basis points (the “Yield Differential”), then the interest margins for the Initial Term Loans will be increased to the extent necessary so that the yield for such Incremental Facility is not more than 75 basis points higher than the yield for the Initial Term Loans (the “MFN Provision”);

(iv) any Incremental Facility will share on a pro rata basis or less than a pro rata basis (but not on a greater than pro rata basis except for prepayments with the proceeds of a refinancing and in respect of an earlier maturing tranche) in any mandatory prepayments of the Initial Term Loans, and

(v) except as otherwise set forth herein, all other terms of any Incremental Facility will be on terms and pursuant to documentation to be determined by the Borrower and the providers of such Incremental Facility; provided that to the extent such terms are not consistent with the Term Loan Documents, such terms shall be reasonably satisfactory to the Term Administrative Agent and the Borrower.

For purposes of determining the Yield Differential, (i) original issue discount (“OID”) or upfront fees (which will be deemed to constitute like amounts of OID) payable by the Borrower for the account of the Lenders with respect to the Initial Term Loans or the Incremental Facility in the primary syndication thereof will be included, (ii) arrangement, ticking, commitment or similar fees will be excluded (to the extent not paid or payable generally to all applicable lenders) and (iii) if the LIBOR or ABR floor for the Incremental Facility is greater than the LIBOR or ABR floor, respectively, for the Initial Term Loans, the difference between such floor for the Incremental Facility and the Initial Term Loans will be equated to an increase in interest margins, and in such case the interest rate floor (but not the interest rate margin) applicable to the existing Initial Term Loans will be increased by such difference. OID will be measured with reference to the loan proceeds received by the Borrower (and not with reference to any price at which loans are assigned) and will be equated to interest based on an assumed four-year life to maturity.

The Borrower may, in lieu of adding Incremental Facilities, utilize any part of the Incremental Facility Cap to incur (i) notes and/or loans that will be secured by liens that have the same priority as the liens that secure the Initial Term Loans (“Parity Lien Debt”), (ii) notes and/or loans that will be secured by liens that are junior in priority to the liens that secure the Initial Term Loans (“Junior Lien Debt”) and/or (iii) unsecured notes and/or loans (“Unsecured Debt” and, together with Parity Lien Debt and Junior Lien Debt, “Incremental Equivalent Debt”); provided that:

(a) Incremental Equivalent Debt will be capped at the Incremental Facility Cap;

(b)(i) any Parity Lien Debt will not mature prior to the final maturity date of, or have a shorter weighted average life than, the Initial Term Loans (without giving effect to any amortization or prepayments on the Initial Term Loans); provided that this clause (i) will not apply to the Inside Maturity Basket and (ii) any Junior Lien Debt or Unsecured Debt (other than bridge facilities) will not have a final maturity date, or have scheduled amortization, prior to the date that is 91 days following the final maturity date of the Initial Term Loans,

(c) any mandatory prepayments of Parity Lien Debt will be made on a pro rata basis or less than a pro rata basis (but not on a greater than pro rata basis except for prepayments with the proceeds of a refinancing and in respect of an earlier maturing tranche) with mandatory prepayments of the Initial Term Loans and any mandatory prepayments of any Junior Lien Debt or Unsecured Debt may not be made except to the extent that prepayments are made, to the extent required under the Term Facility or any Parity Lien Debt, first pro rata to the Facilities and any such Parity Lien Debt,

(d) any secured Incremental Equivalent Debt will be secured by liens on Collateral only (and not on any other assets) and subject to a usual and customary intercreditor agreement,

(e) any Incremental Equivalent Debt will not be guaranteed by any subsidiaries of the Borrower other than the Loan Parties (as defined below), and

(f) Incremental Equivalent Debt will not be subject to any “most favored nations” pricing provisions, except that any Incremental Equivalent Debt in the form of term loans that is secured on a pari passu basis with the Initial Term Loans will be subject to the MFN Provision.

Refinancing Facilities:

The Borrower may refinance loans and commitments under the Term Facility on a dollar-for dollar basis, from time to time, in whole or part, with one or more tranches of secured or unsecured indebtedness (such indebtedness, a “Refinancing Facility”). Providers of a Refinancing Facility issued under the Term Loan Documents must be reasonably acceptable to the Borrower and the Term Administrative Agent; provided, that consent of the Term Administrative Agent will be required only to the extent it would have a consent right to an assignment of Term Loans to such provider and such consent may not to be unreasonably withheld, conditioned or delayed.

The Term Loan Documents will contain customary limitations and restrictions applicable to Refinancing Facilities in accordance with the Term Documentation Principles.

Term Documentation Principles:	The definitive documentation for the Term Loan Facility will (a) initially be prepared by counsel to the Borrower, (b) subject to the “flex” provisions contained in the Fee Letter, contain the terms and conditions set forth in this Exhibit C, (c) reflect the operational and strategic requirements of the Borrower and its subsidiaries, (d) be consistent with the proposed business plan and the Model, (e) shall be based upon the facilities documentation for the transaction identified to us as “Mariposa” and related documentation (collectively, the “Identified Precedent”), taking into account differences in the industry of the borrower under such facility, as modified for an “Up-C” structure, and in no event be less favorable to the Borrower and its subsidiaries than the definitive documentation governing the Existing Credit Facilities, (f) include customary “EU bail-in” provisions, (g) be modified to accommodate the reasonable operational and agency guidelines and practices of the Term Administrative Agent and changes in law and accounting standards and (h) be negotiated in good faith. The foregoing is referred to herein, collectively, as the “Term Documentation Principles” and together with the ABL Documentation Principles, the “Documentation Principles”). The Term Loan Documents will, subject to the “flex” provisions contained in the Fee Letter (which “flex” provisions shall not include any changes to the conditions to borrowing on the Closing Date), contain only those payment provisions, conditions to borrowing, mandatory prepayments, representations and warranties, covenants, events of default and guarantee and collateral provisions expressly set forth in this Exhibit C, in each case, applicable to, the Borrower and its restricted subsidiaries to the extent set forth herein and with standards, qualifications, thresholds, exceptions, “baskets” and grace and cure periods consistent with the Term Documentation Principles.

Purpose:	The proceeds of Term Loans, together with balance sheet cash at Atlas, the Company and their respective subsidiaries, will be used to consummate the Refinancing and to pay the Transaction Costs.

Availability:	The full amount of the Initial Term Loans must be drawn in a single drawing substantially concurrently with the consummation of the Acquisition; provided that a portion of such proceeds in an amount equal to the outstanding Impax Convertible Notes (as defined in the Acquisition Agreement on October 17, 2017) will be funded into escrow, subject to escrow arrangements reasonably acceptable to the Term Administrative Agent with an escrow agent reasonable acceptable to the Term Administrative Agent to make payments on such Impax Convertible Notes. Amounts repaid or prepaid under the Term Facility may not be reborrowed.

Interest Rates and Fees:	As set forth on Annex I hereto.

Final Maturity and Amortization:	The Term Facility will mature on the seventh (7th) anniversary of the Closing Date (subject to extension with the consent of only the extending lenders) and will amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Initial Term Loans during each year of the Term Facility (such payments subject to reduction as a result of voluntary and mandatory prepayments as provided herein), with the balance of the original principal amount of the Initial Term Loans payable at maturity. Amortization will commence at the end of the first full fiscal quarter ending after the Closing Date.

Guarantees:

All obligations of the Borrower under the Term Facility will be unconditionally guaranteed jointly and severally on a senior secured basis (the “Term Guarantees”) by each existing and subsequently acquired or organized wholly-owned material U.S. subsidiary of the Borrower, other than Excluded Subsidiaries (the “Term Guarantors” and collectively with the Borrower, the “Loan Parties”); provided that any such guarantees will not be required to the extent it would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent or if prohibited or restricted by applicable law or binding contractual obligation existing on the Closing Date or at the time of the acquisition of the applicable subsidiary and not created in anticipation thereof, including any requirement to obtain the consent of any governmental authority or third party.

Entities with respect to which the Borrower, directly or indirectly, owns 50% or less of the voting equity interests will not be subsidiaries of the Borrower.

For the avoidance of doubt, the “Loan Parties” will not include the Company or any of its subsidiaries until the Acquisition has been consummated.

“Excluded Subsidiary” means:

(a)   any subsidiary that is not a wholly owned subsidiary of the Borrower or another Loan Party,

(b)   any non-U.S. subsidiary,

(c)   any FSHCO,

(d)   any direct or indirect U.S. subsidiary of a non-U.S. subsidiary,

(e)   any subsidiary that is prohibited or restricted by applicable Law or by a binding contractual obligation existing on the Closing Date or at the time of the acquisition of such subsidiary (and not incurred in contemplation of such acquisition) from providing a guaranty or if such guaranty would require governmental (including regulatory) or third party consent, approval, license or authorization,

(f)   any special purpose securitization vehicle (or similar entity used for a qualified securitization financing),

(g)   any subsidiary that is a not-for-profit organization,

(h)   any captive insurance subsidiary,

(i) any other subsidiary with respect to which, in the reasonable judgment of the Borrower in consultation with the Term Administrative Agent, the providing of a guaranty would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent,

(j) any other subsidiary with respect to which, in the reasonable judgment of the Term Administrative Agent determines, in consultation with the Borrower, that the cost or other consequences (including any adverse tax consequences) of providing the Guaranty shall be excessive in view of the benefits to be obtained by the Lenders therefrom,

(k)   each unrestricted subsidiary and

(l) any immaterial subsidiary;

provided that the Borrower, in its sole discretion, may cause any subsidiary that otherwise qualifies as an “Excluded subsidiary” to become a “Guarantor” in accordance with the definition thereof and thereafter such Subsidiary shall not constitute an “Excluded Subsidiary” (unless and until the Borrower elects otherwise).

Security:	Subject to the Certain Funds Provisions, obligations of the Loan Parties in respect of the Term Facility and the Term Guarantees (collectively, the “Term Secured Obligations”) will be secured by (i) a perfected first priority (subject to permitted liens) pledge of 100% of the equity interests of each direct, wholly-owned restricted subsidiary of the Borrower and of each other Loan Party (which pledge, in the case of capital stock of any non-U.S. organized subsidiary or FSHCO, shall be limited to 65% of the voting capital stock and 100% of the non-voting capital stock of such non-U.S. organized subsidiary or FSHCO), (ii) perfected first priority security interests in substantially all tangible and intangible personal property (other than ABL Priority Collateral (as defined in Exhibit B)) (including but not limited to equipment, general intangibles (including contract rights), investment property, U.S. intellectual property, intercompany notes, instruments, chattel paper and documents, letter of credit rights, commercial tort claims and proceeds of the foregoing) and (iii) perfected second priority security interests in the ABL Priority Collateral (the items described in clauses (i), (ii) and (iii) above, but excluding the Excluded Assets (as defined below), collectively, the “Collateral” and the items described in clauses (i) and (ii) above, but excluding the “Excluded Assets”, the “Term Priority Collateral”). The pledges of and security interests in the Collateral granted by the Borrower and each other Loan Party shall secure the Term Secured Obligations.

Notwithstanding anything to the contrary, the Collateral shall exclude the following (collectively, the “Excluded Assets”):

(a)   any assets if and to the extent that a security interest therein (i) is prohibited by or in violation of any law, rule or regulation, (ii) requires any governmental or regulatory consent that has not been obtained;

(b)   any lease, license, franchise, charter, contract or agreement or purchase money lien or capital lease obligation, and any rights or interest thereunder, and any equipment subject to such purchase money lien, capital lease obligation or similar agreement, if and to the extent that a security interest therein is prohibited by or in violation of a term, provision or condition of any such lease, license, franchise, charter, contract or agreement or purchase money lien, capital lease obligation or similar agreement or requires a third party consent, approval, license or authorization, in each case of this clause (b) after giving effect to the anti-assignment provisions of the UCC or other applicable law and other than any proceeds or receivables thereof the assignment of which is expressly deemed effective under the UCC or other applicable law notwithstanding such prohibition or restriction (except to the extent such proceeds constitute Excluded Assets);

(c)   Excluded Equity Interests;

(d)   Excluded Accounts;

(e)   any “intent-to-use” application for registration of a trademark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing and acceptance of a “Statement of Use” pursuant to Section 1(d) of the Lanham Act or an “amendment to allege use” pursuant to Section 1(c) of the Lanham Act with respect thereto, to the extent that, and during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent-to-use application under applicable federal law;

(f)   any interests in real property (for the avoidance of doubt, excluding fixtures to the extent perfected by filings pursuant to the Uniform Commercial Code in the office of the secretary of state (or similar central filing office) in the applicable grantor’s jurisdiction of organization);

(g)   any particular asset, if the pledge thereof or the security interest therein would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent;

(h)   as extracted collateral, timber to be cut, farm products, manufactured homes and healthcare insurance receivables (but only to the extent such healthcare insurance receivables are (i) Medicare/Medicaid receivables, (ii) not perfected by the filing of a UCC financing statement or equivalent and/or (iii) as otherwise agreed);

(i) motor vehicles, airplanes and any other assets subject to certificates of title; and

(j) commercial tort claims below a dollar amount consistent with the Documentation Principles.

Notwithstanding anything to the contrary set forth above, the Loan Parties shall not be required, nor shall the Term Administrative Agent be authorized, (i) to perfect the above-described pledges and security interests by any means other than by (A) filings pursuant to the Uniform Commercial Code in the office of the secretary of state (or similar central filing office) of the relevant State(s), (B) customary filings in (i) the United States Patent and Trademark Office with respect to any material U.S. registered patents and material U.S. registered trademarks and any applications therefor and (ii) the United States Copyright Office of the Library of Congress with respect to material copyright registrations, in each case constituting Collateral or (C) subject to the Intercreditor Agreement, delivery to the applicable Administrative Agent to be held in its possession of all Collateral consisting of intercompany notes, stock certificates and other instruments in each case constituting Collateral and subject to materiality thresholds consistent with the Term Documentation Principles and certain other exclusions to be agreed, in each case as expressly required in the Facilities Documentation (and other actions required to perfect the above-described security interests due to a change in law and reasonably agreed between the Borrower and the Term Administrative Agent) or (ii) to enter into any control agreement with respect to any deposit accounts, securities accounts or commodities accounts.

In addition, no perfection actions will be required with respect to (i) motor vehicles and other assets subject to certificates of title, (ii) letter of credit rights, except to the extent constituting a support obligation for other Collateral as to which perfection is accomplished solely by the filing of a UCC financing statement or equivalent (it being understood that no actions shall be required to perfect a security interest in letter of credit rights, other than the filing of a UCC financing statement or equivalent), (iii) commercial tort claims with a value of less than an amount to be agreed and (iv) promissory notes evidencing debt for borrowed money in a principal amount of less than an amount to be agreed, (b) share certificates of immaterial subsidiaries shall not be required to be delivered, (c) no actions with respect to any assets located outside of the United States or in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction will be required to be taken to create any security interests or to perfect or make enforceable any security interests in any such assets (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction) and (d) no landlord lien waivers, estoppels or collateral access letters will be required. The Term Loan Documents will provide that “fair market value” will be determined by the Borrower in good faith and if supported by an opinion of a reputable valuation or investment banking firm shall be conclusive.

Notwithstanding the foregoing, assets will be excluded from the Collateral in circumstances where the applicable Administrative Agent determines in consultation with the Borrower that the costs of obtaining, perfecting or maintaining a security interest in such assets exceed the fair market value thereof or the practical benefit to the Lenders afforded (or proposed to be afforded) thereby. Liens on assets that are transferred in a permitted transaction to a Person that is not (and is not required to be) a Loan Party under the Term Loan Documents and liens on any assets held by an Excluded Subsidiary (or any Person that becomes an Excluded Subsidiary in a transaction not prohibited by the Term Loan Documents) or on assets that are Excluded Assets shall be automatically released. The Term Administrative Agent shall execute such acknowledgments and releases reasonably acceptable to it as the Borrower may reasonably request in connection with any such release, and the Term Administrative Agent shall be entitled to rely exclusively on an officer’s certificate of the Borrower when executing any such acknowledgment or release. Any execution and delivery of documents pursuant to such a release shall be without recourse to or warranty by the Term Administrative Agent and at the Borrower’s expense, in accordance with the Documentation Principles.

“Excluded Equity Interests” means:

(a)   more than 65% of the issued and outstanding voting equity interests of (1) each subsidiary that is a non-U.S. subsidiary and (2) each subsidiary that is a FSHCO;

(b)   any equity interests of (1) any person that is not a direct wholly-owned material subsidiary of the Borrower or any other Loan Party or (2) any equity interests in any other Person (other than a direct or indirect wholly-owned subsidiary of the Borrower or any other Loan Party), in each case to the extent (x) the organization documents or other agreements with respect to such equity interests with other equity holders prohibits or restricts the pledge of such equity interests, (y) the pledge of such equity interests is otherwise prohibited or restricted by law, any agreement with a third party (other than the Borrower or any of its Subsidiaries) or would result in a change of control, repurchase obligation or other adverse consequence (in each case, except to the extent that any such prohibition or restriction would be rendered ineffective under the UCC or other applicable law),

(c)   any margin stock,

(d)   any equity interest, if the pledge thereof or the security interest therein would result in material adverse tax consequences as reasonably determined by the Borrower in consultation with the Term Administrative Agent,

(e)   equity interests in any unrestricted subsidiaries, and

(f)   any equity interest with respect to which the Term Administrative Agent has determined in consultation with the Borrower that the costs of pledging, perfecting or maintaining the pledge in respect of such equity interest hereunder exceeds the fair market value thereof or the practical benefit to the secured parties afforded (or proposed to be afforded) thereby.

“FSHCO” means any direct or indirect U.S. subsidiary of the Borrower that has no material assets other than equity interests (or equity interests and indebtedness) in one or more non-U.S. subsidiaries or other FSHCOs.

Intercreditor Agreement:	The relative rights and priorities in the Collateral for the secured parties in (a) the ABL Facility and (b) the Term Facility will be set forth in the Intercreditor Agreement.

Mandatory Prepayments:	Loans under the Term Facility and any Incremental Facility secured on a pari passu basis with the liens securing the Term Facility will be prepaid with:

(a)   (i) 50% (with step-downs to 25% and 0% based on achieving a First Lien Net Leverage Ratio of 0.50x and 1.0x, respectively, inside the Closing Date First Lien Net Leverage Ratio) of the Borrower’s annual Excess Cash Flow (to be defined in a manner consistent with the Documentation Principles), commencing with the first full fiscal year ending after the Closing Date; provided that (i) voluntary prepayments (including those made through debt buybacks made by the Borrower or any of its restricted subsidiaries in an amount equal to the discounted amount actually paid in respect of such debt buyback) of the Term Loans, any Indebtedness that is secured on a pari passu basis with the Initial Term Loans, loans under the ABL Facility (with respect to any revolving facility, to the extent accompanied by a permanent reduction of the corresponding commitment) made during such fiscal year (or, without duplication, after the end of such fiscal year but prior to the date of any Excess Cash Flow payment) will reduce the amount of Excess Cash Flow prepayments required for such fiscal year on a dollar-for-dollar basis (other than to the extent such prepayments are funded with the proceeds of long-term indebtedness), (ii) Excess Cash Flow will be reduced for, among other things, cash used for capital expenditures (other than to the extent financed with long-term indebtedness), permitted investments (including Permitted Acquisitions) and certain restricted payments, in each case, other than to the extent funded with long-term indebtedness, made during such fiscal year and (iii) excess cash flow sweeps not in excess of $15 million will not be required.

(b)   100% (with step-downs to 50% and 0% based on achieving a First Lien Net Leverage Ratio of 0.50x and 1.0x, respectively, inside the Closing Date First Lien Net Leverage Ratio) of the net cash proceeds of dispositions by the Borrower and its restricted subsidiaries or casualty events in accordance with the Term Documentation Principles, but with exclusions consistent with the Term Documentation Principles or as the Borrower and the Lead Arrangers may agree, in excess of $20 million per transaction or series of related transactions and $40 million in the aggregate per fiscal year, and subject to the right of the Borrower to reinvest if such proceeds are reinvested (or committed to be reinvested) in assets used or useful in the business of the Borrower or any of its restricted subsidiaries within 18 months and, if so committed to be reinvested, reinvested no later than 180 days after the end of such 18-month period.

(c)   100% of the net cash proceeds of non-ordinary course issuances of debt obligations of the Borrower and its restricted subsidiaries after the Closing Date (other than permitted debt that is not credit agreement refinancing debt).

Mandatory prepayments pursuant to clauses (a), (b) and (c) above will be subject to customary limitations no less favorable than those set forth in the Identified Precedent to the extent required to be made from cash at non-U.S. subsidiaries, the repatriation of which would result in material adverse tax consequences (as determined by the Borrower in consultation with the Term Administrative Agent) or would be prohibited or restricted by applicable law.

Each Term Lender will have the right to reject its pro rata share of any mandatory prepayment (any such rejected mandatory prepayment amounts, the “Declined Amounts”), in which case the amounts so rejected will be retained by the Borrower (with no obligation to repay such loans in the future).

The above described mandatory prepayments will be applied on a pro rata basis to the Term Facility and to any Incremental Facility that is secured by liens which are pari passu with the liens securing the Term Facility (or a less than pro rata basis if permitted by such Incremental Facility) and to the installments thereof as directed by the Borrower (or, absent any such direction, in direct order of maturity of the remaining installments under the Term Facility and any Incremental Facility; provided, that the Term Loan Documents will provide that in the case of mandatory prepayments in respect of any Excess Cash Flow or any asset sale or Condemnation Event, a ratable portion of the net proceeds thereof may be applied to prepay or offer to purchase any Parity Lien Debt if required under the terms of such debt.

In addition, if a successful consent solicitation in connection with an Existing Notes LM Transaction shall have been achieved, Loans under the Term Facility will be prepaid on the date that is the later of (x) 45 business days following the Closing Date and (y) five business days following the consummation of such Existing Notes LM Transaction in an aggregate principal amount equal to the aggregate principal amount of any Impax Convertible Notes that are outstanding on such date. Such mandatory prepayment will be applied on a pro rata basis in direct order of maturity of the remaining installments thereunder.

Voluntary Prepayments:	Voluntary prepayments of borrowings under the Term Facility and any Incremental Facility will be permitted at any time, without premium or penalty (other than, with respect to prepayments of any Initial Term Loans, any applicable Repricing Premium referred to below), subject to reimbursement of the Lenders’ redeployment costs actually incurred in the case of a prepayment of Adjusted LIBOR loans other than on the last day of the relevant interest period.

All voluntary prepayments under the Term Facility and any Incremental Facility will be applied as directed by the Borrower.

Repricing Premium:

In the event of a Repricing Transaction (as defined below) with respect to all or any portion of the Initial Term Loans prior to the six month anniversary of the Closing Date, the Borrower will be subject to a prepayment premium of 1% (a “Repricing Premium”) on the principal amount of such loans under the Term Facility prepaid, repaid or refinanced or, in the case of any amendment, the principal amount of the relevant loans outstanding immediately prior to such amendment or subject to a mandatory assignment in connection with such amendment.

The term “Repricing Transaction” means (a) the incurrence by the Borrower or any other subsidiary of any term loan indebtedness (i) having an all-in yield that is less than the all-in yield for the Initial Term Loans (in each case, the all-in-yield will exclude any structuring, commitment, arrangement, ticking or other similar fees (to the extent not paid or payable generally to all applicable lenders)), and (ii) the proceeds of which are used to prepay (or, in the case of a conversion, deemed to prepay or replace), in whole or in part, the outstanding principal of the Initial Term Loans or (b) any effective reduction in the all-in yield applicable to the Initial Term Loans (e.g., by way of amendment); provided that a Repricing Transaction will not include any event described in clause (a) or (b) above that (1) is not consummated for the primary purpose of lowering the all-in yield applicable to the Initial Term Loans or (2) that is consummated in connection with a change of control, an initial public offering or other Enterprise Transformative Event.

“Enterprise Transformative Event” means any merger, acquisition, investment, dissolution, liquidation, consolidation or disposition, in each case, by the Borrower or any restricted subsidiary that is either (a) not permitted by the terms of any Term Loan Documents immediately prior to the consummation of such transaction or (b) if permitted by the terms of the Term Loan Documents immediately prior to the consummation of such transaction, would not provide the Borrower and its restricted subsidiaries with adequate flexibility under the Term Loan Documents for the continuation and/or expansion of their combined operations following such consummation, as reasonably determined by the Borrower acting in good faith.

Limited Condition Transactions:	The Term Loan Documents will include limited condition transaction provisions consistent with the Term Documentation Principles with respect to transactions whose consummation is not conditioned on the availability of, or on obtaining, third party financing (“Limited Condition Transactions”).

Representations and Warranties:	Subject to the Certain Funds Provisions and limited to the following (to be applicable to, the Borrower and its restricted subsidiaries and as qualified by disclosure schedules to be delivered by the Borrower on the Closing Date containing information necessary to make such representations and warranties accurate and complete on the Closing Date): organization, existence, good standing, qualification and power; compliance with material laws; due authorization; no contravention with material laws, organizational documents, or material agreements; material governmental approvals; execution, delivery and enforceability of the Term Loan Documents; accuracy of financial statements and financial projections; no “Material Adverse Effect” after the Closing Date; litigation (subject to material adverse effect); labor matters (subject to material adverse effect); ownership of material property; environmental matters (subject to material adverse effect); taxes (subject to material adverse effect); ERISA compliance (subject to material adverse effect); subsidiaries; margin regulations; Investment Company Act; Patriot Act and applicable sanctions laws and anti-corruption laws; disclosure; material intellectual property; insurance; solvency on a consolidated basis as of the Closing Date consistent with the solvency certificate attached to this Commitment Letter; use of proceeds; and attachment and perfection of security interests in the Collateral (subject to permitted liens).

Conditions Precedent to Initial Borrowing on the Closing Date:	Limited to the Financing Conditions (including and subject to the Certain Funds Provisions).

Affirmative Covenants:	Limited to the following (to be applicable to the Borrower and its restricted subsidiaries only): delivery of annual audited financial statements (within 90 days) (which may include a “going concern” qualification relating to an anticipated, but not actual, financial covenant default or to an upcoming maturity date) and quarterly (for the first three quarters of any fiscal year) unaudited (within 45 days) financial statements, annual budgets (within 60 days after the start of each fiscal year) and compliance certificates (within five days after delivery of annual audit and quarterly financial statements, as applicable); notices of default and other material events; payment of material taxes; maintenance of existence; maintenance of material properties; maintenance of insurance; commercially reasonable efforts to maintain public corporate credit or family ratings (but not to maintain a specific rating) for the Borrower and public facilities ratings (but not to maintain a specific rating) for the Term Facility; compliance with material laws (including material environmental laws, Patriot Act and applicable sanctions laws and anti-corruption laws); books and records; inspection rights of the Term Administrative Agent (subject to limitations on frequency and cost reimbursement and other than information subject to confidentiality obligations or attorney-client or other privilege); covenant to guarantee obligations and give security; further assurances as to security (including after-acquired property) and guarantees; designation of subsidiaries; and use of proceeds.

Negative Covenants:

Limited to the following (to be applicable to the Borrower and its restricted subsidiaries and subject to the Term Documentation Principles):

(a) liens securing indebtedness with baskets for (i) liens securing (1) pari passu first lien debt subject to a pro forma First Lien Net Leverage Ratio of no greater than the Closing Date First Lien Net Leverage Ratio or such ratio prior to such lien’s attachment and (2) junior lien debt subject to a Total Net Leverage Ratio of no greater than the Closing Date Total Net Leverage Ratio or such ratio prior to such lien’s attachment, in each case calculated on a pro forma basis and excluding the cash proceeds of such proposed debt for netting purposes; (ii) a general basket equal to $225 million; (iii) liens on the Collateral securing the other Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (iv) liens on assets of non-Loan Party subsidiaries; (v) liens on assets that do not constitute Collateral not in excess of an amount to be agreed; (vi) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(b) investments with baskets for (i) loans and advances to officers, directors and employees (x) to acquire equity in the Borrower or any parent thereof or for other customary purposes (e.g. travel, entertainment, relocation) and (y) otherwise not in excess of $20 million outstanding; (ii) investments in connection with the Transactions, (iii) investments in restricted subsidiaries (including entities that become restricted subsidiaries in connection with such investment) with a cap on investments in non-Loan Parties to be agreed; (iv) investments in unrestricted subsidiaries and similar business investments in an amount not to exceed $160 million; (v) a general basket equal to $320 million; (vi) Permitted Acquisitions; (vii) unlimited investments subject to compliance with a pro forma Total Net Leverage Ratio of not greater than 0.25x inside the Closing Date Total Net Leverage Ratio; and (viii) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(c) debt with baskets for (i) contribution indebtedness (at 2x the aggregate cash or fair market value contributed); (ii) Ratio Debt (as defined below); (iii) capital lease/purchase money debt of $160 million without regard to any capital leases or purchase money indebtedness scheduled on the Closing Date; (iv) non-Loan Party debt equal to $160 million plus additional amounts in the form of working capital or other local lines of credit so long as not secured by Collateral and non-recourse to the Loan Parties; (v) cash collateralized letters of credit; (vi) non-speculative hedging arrangements and cash management arrangements; (vii) any indebtedness of the Company incurred or issued prior to the Closing Date which remains outstanding and is permitted to remain outstanding under the Acquisition Agreement; (ix) indebtedness arising from agreements providing for adjustments of purchase price or “earn outs” entered into in connection with acquisitions, (x) debt incurred and/or assumed in connection with a Permitted Acquisition or other permitted investment (subject in the case of (1) any such incurred debt only to the requirements applicable to the incurrence of Ratio Debt or (2) any such assumed debt only, that such assumed debt is not created in anticipation of such acquisition or investment), subject to a cap on such debt of non-Loan Parties to be agreed, (xi) the Facilities (including Incremental Facilities, Incremental ABL Facilities, Incremental Equivalent Debt and any permitted refinancing thereof); (xii) Refinancing Facilities; (xiii) a general basket equal to $225 million; and (xiv) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(d) fundamental changes (which shall permit unlimited permitted investments consummated as mergers or consolidations in accordance with the Documentation Principles);

(e) dispositions, with a basket for (i) unlimited dispositions (the “General Dispositions Basket”) subject to receipt of fair market value and 75% cash or cash equivalent consideration (subject to exceptions to be set forth in the Term Loan Documents, which will include a basket of an amount to be agreed for non-cash consideration that may be designated as cash consideration), (ii) dispositions in connection with licensing of intellectual property to non-guarantor restricted subsidiaries in connection with bona fide tax planning purposes as determined in good faith by the Borrower), (iii) a de minimis basket for dispositions of property with a fair market value less than $10 million per transaction or series of related transactions or $50 million in the aggregate in any fiscal year and (iv) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers;

(f) restricted payments, with baskets for (i) equity buybacks upon death, disability or termination (etc.) subject to a cap of $25 million per fiscal year with rollover of unused amounts to subsequent calendar years; (ii) other equity redemptions up to $25 million per fiscal year; (iii) tax distributions equal to the Borrower’s taxable income (determined, if the Borrower is a disregarded entity for U.S. federal income tax purposes, as if the Borrower were instead a partnership for U.S. federal income tax purposes) multiplied by the highest marginal combined federal, state and local income tax rate applicable to any direct or indirect owner (other than a person owning indirectly through an entity that is treated as a corporation for U.S. federal income tax purposes) of the Borrower (or the Borrower’s regarded parent if the Borrower is a disregarded entity for U.S. federal income tax purposes), taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes (and any limitations thereon) and not subject to cap or clawback; (iv) payment of legal, accounting and other ordinary course corporate overhead or other operational expenses of any such parent not to exceed an amount to be agreed in any fiscal year and for the payment of franchise or similar taxes; (v) dividends, distributions or redemptions in connection with the Transactions; (vi) a general basket equal to $200 million, subject to no event of default; (vii) unlimited restricted payments subject only to compliance with a pro forma Total Net Leverage Ratio of not greater than 0.75x inside the Closing Date Total Net Leverage Ratio; and (viii) other baskets and exceptions consistent with the Term Documentation Principles or as otherwise agreed by the Borrower and the Lead Arrangers);

(g) transactions with affiliates in excess of $20 million per transaction or a series of related transactions;

(h) restrictions on negative pledge clauses; and

(j) prepaying material junior lien or unsecured debt for borrowed money that is contractually subordinated in right of payment to the Term Facility and in excess of an amount to be agreed (the “Junior Debt”), or amendments of the documents governing such Junior Debt in a manner (when taken as a whole) materially adverse to the Lenders (when taken as a whole), which will permit, among other things, (i) regularly scheduled principal and interest, (ii) refinancing or exchanges of Junior Debt for other Junior Debt maturing no earlier, and not having a shorter weighted average life, than the Junior Debt being so refinanced or exchanged (provided that such refinancing or exchange indebtedness shall be subordinated indebtedness if the Junior Debt so refinanced or exchanged was subordinated debt), (iii) conversion of Junior Debt to common or “qualified preferred” equity, (iv) a general basket equal to $200 million, subject to no event of default; (v) unlimited prepayments, purchases or redemptions of Junior Debt subject to compliance with a pro forma Total Net Leverage Ratio of not greater than 0.75x inside the Closing Date Total Net Leverage Ratio; and (vi) other baskets and exceptions consistent with the Term Documentation Principles and such other baskets and exceptions as otherwise agreed by the Borrower and the Lead Arrangers).

All dollar baskets will include a growing concept based on Consolidated EBITDA. The general basket for restricted payments may alternatively be used for investments and/or prepayments of Junior Debt, and the general basket for prepayments of Junior Debt may alternatively be used for restricted payments and/or investments (the “Basket Reclassification”). The Borrower shall be permitted to reclassify its debt and liens (other than debt under and liens securing the Facilities) incurred among baskets without limitation.

The Borrower and/or any restricted subsidiary will be permitted to make acquisitions of all or substantially all of the assets or a majority of the equity interests of a person or a line of business (each, a “Permitted Acquisition”), so long as, subject to the Borrower’s LCA Election rights (i) before and after giving effect thereto, no event of default (or, in the case of a Permitted Acquisition or other permitted investment, no payment or bankruptcy event of default) has occurred and is continuing, (ii) after giving effect thereto, the Borrower is in compliance with the permitted lines of business covenant and (iii) solely to the extent required by, and subject to the limitations set forth in “Guarantees” and “Security” above, the acquired company and its subsidiaries (other than any subsidiaries of the acquired company designated as an unrestricted subsidiary as provided in “Unrestricted Subsidiaries” below) will become Guarantors and pledge their Collateral to the Term Administrative Agent.

The Borrower and any restricted subsidiary will be permitted to incur indebtedness (“Ratio Debt”) so long as, subject to the Borrower’s LCA Election rights (a) before and after giving effect thereto, no payment or bankruptcy event of default has occurred and is continuing and (b) the aggregate principal amount of such Ratio Debt outstanding may not exceed after giving effect to the incurrence of such debt and the application of the proceeds thereof on a pro forma basis, as of the last day of the most recently ended fiscal quarter of the Borrower for which internal financial statements are available, an amount equal to the Ratio Debt Cap.

The Ratio Debt Cap means an amount equal to $100 million plus the Ratio Incremental Amount.

“Ratio Incremental Amount” means:

(a) with respect to Ratio Debt to be secured on a pari passu basis with the Term Facility and subject to a customary intercreditor agreement, the Borrower’s First Lien Net Leverage Ratio exceeding (i) the Closing Date First Lien Net Leverage Ratio or (ii) such ratio prior to such incurrence;

(b) with respect to Ratio Debt secured on a junior lien basis to the Term Facility and subject to a customary intercreditor agreement, the Borrower’s Total Net Leverage Ratio exceeding (i) the Closing Date Total Net Leverage Ratio or (ii) such ratio prior to such incurrence; or

(c) with respect to unsecured Ratio Debt, either (i) the Borrower’s Total Net Leverage Ratio exceeding (x) the Closing Date Total Net Leverage Ratio or (y) such ratio prior to such incurrence or (ii) the Borrower’s Interest Coverage Ratio being no less than (x) 2.00:1.00 or (y) the Interest Coverage Ratio immediately prior to such incurrence, in each case, as of the last day of the most recently ended fiscal quarter of the Borrower for which financial statements are available, calculated in each case on a pro forma basis (excluding the cash proceeds to the Borrower of any then proposed Ratio Debt for netting purposes).

Unless the Borrower elects otherwise, compliance will be deemed to be first pursuant to a basket or exception based on a financial ratio (to the maximum extent permitted by such basket or exception) prior to being determined to pursuant to any other basket or exception, including those based on a fixed dollar amount.

An Available Amount Basket will be included that, subject to the Borrower’s LCA Election rights, in the absence of a payment or bankruptcy event of default, may be used for investments, and subject to no event of default and, solely with respect to clause (b) of the definition of Available Amount Basket below, compliance with a 2.00:1.00 Interest Coverage Ratio test restricted payments and prepayments of Junior Debt.

“Available Amount Basket” will mean a cumulative amount equal to (a) the greater of (i) $165 million and (ii) an equivalent percentage of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis, plus (b) either, at the option of the Borrower to be made prior to the commencement of the general syndication of the Term Facility, (i) 50% of cumulative Consolidated Net Income or (ii) the retained portion of Excess Cash Flow for each fiscal year (commencing with the first full fiscal year ending after the Closing Date, and, with respect to clause (ii), measured with the positive Excess Cash Flow for each fiscal year less the amount of prepayments required to be made pursuant to the terms described above under “Mandatory Prepayments – Excess Cash Flow”), plus (c) the cash proceeds of new public or private qualified equity (other than contributions used to incur Indebtedness) issuances of the Borrower or any parent of the Borrower that are contributed to the Borrower as qualified equity, plus (d) qualified capital contributions to the Borrower made in cash or cash equivalents (other than Specified Equity Contributions and contributions used to incur Indebtedness), plus (e) the investments of the Borrower and its restricted subsidiaries made using the Available Amount Basket in any unrestricted subsidiary that has been re-designated as a restricted subsidiary or that has been merged or consolidated with or into the Borrower or any of its restricted subsidiaries (up to the lesser of (i) the fair market value of the investments of the Borrower and its restricted subsidiaries in such unrestricted subsidiary at the time of such re-designation or merger or consolidation and (ii) the fair market value of the original investments by the Borrower and its restricted subsidiaries in such unrestricted subsidiary), plus (f) returns, profits, distributions and similar amounts received in cash or cash equivalents by the Borrower and its restricted subsidiaries on investments made using the Available Amount Basket not in excess of such investments, plus (g) the aggregate amount of indebtedness (other than indebtedness owing to the Borrower or any of its restricted subsidiaries) that has been converted into or exchanged for equity interests (other than disqualified stock) of the Borrower, plus (h) any Declined Amounts, plus (i) amounts received by the Borrower or any of its restricted subsidiaries in cash from the sale of the equity interests of any unrestricted subsidiary or any dividend or other distribution by any unrestricted subsidiary, in each case, made in reliance on the Available Amount Basket.

Compliance with a negative covenant in the Term Loan Documents may be permitted in part by one basket or exception and in part by another, in the Borrower’s discretion, and the Borrower may designate and redesignate (the “Redesignation”) (on or after any applicable date) the baskets or exceptions available to it on such date (or any later date) upon with compliance is based.

Term Facility Financial Covenant:	None.

Unrestricted Subsidiaries:	The Term Loan Documents will permit the Borrower to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary; provided that no payment or bankruptcy event of default exists or would result therefrom at the time of designation. The designation of any unrestricted subsidiary as a restricted subsidiary shall be deemed to be an incurrence at the time of such designation of indebtedness of such subsidiary or liens on the assets of such subsidiary, in each case, outstanding on the date of such designation. The designation of any subsidiary as an unrestricted subsidiary shall constitute an investment for purposes of the investments negative covenant described under the caption “Negative Covenants” above. Unrestricted Subsidiaries will not be subject to the representations and warranties, covenants or events of default of the Term Loan Documents and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of determining any financial ratio or covenant contained in the Term Loan Documents and any cash or cash equivalents of any unrestricted subsidiary will not be taken into account for purposes of any net debt test under the Term Loan Documents.

Events of Default:	Limited to the following (to be applicable to the Borrower and its restricted subsidiaries): nonpayment of principal, interest, and fees (with not less than a five business day grace period for interest and fees); failure to perform negative covenants, affirmative covenant to provide notice of default or maintain the Borrower’s corporate existence; failure to perform other covenants subject to a 30-day cure period after the earlier to occur of the date on which an executive officer of the Borrower becomes aware of such default and the date on which notice of default from the Term Administrative Agent is received; any representation or warranty incorrect in any material respect when made; cross-acceleration and cross-default to continuing defaults under other material indebtedness in an aggregate principal amount in excess of the Threshold Amount (other than the Facilities and indebtedness held exclusively by subsidiaries); bankruptcy and similar proceedings of the Borrower or a material subsidiary; material monetary judgment defaults in excess of the Threshold Amount (to the extent not covered by insurance or other indemnity); ERISA events subject to no material adverse effect; invalidity (actual or asserted by the Borrower or any other subsidiary) of the Term Loan Documents, the Term Guarantees, the Intercreditor Agreement, a material security interest or a material portion of the Collateral; and change of control. “Threshold Amount” will be defined as the greater of (x) $80 million and (y) 12.5% of the Borrower’s Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available, calculated on a pro forma basis.

Voting:	Amendments and waivers of the Term Loan Documents will require the approval of Lenders (the “Required Lenders”) holding more than 50% of the aggregate amount of loans and commitments under the Term Facility, except that: (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) increases in commitments of such Lender, (ii) reductions of principal, interest (other than default interest) or fees owed to such Lender (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required Lenders), (iii) extensions of scheduled amortization, date of payment of interest or any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will only require the consent of the Required Lenders), and (iv) changes to the pro rata sharing provisions (with exceptions for certain transactions and actions to be agreed, including loan buybacks, amend and extend transactions and defaulting lender actions); and (b) the consent of 100% of the Lenders will be required with respect to (i) changes in voting thresholds and (ii) subordination or releases of liens on all or substantially all of the Collateral or all or substantially all of the aggregate value of the Term Guarantees (other than in connection with any transfer or other release of Collateral or of the relevant Guarantor permitted by the Term Loan

Documents). The consent of the Term Administrative Agent will be required to amend, modify or otherwise affect the rights and duties of the Term Administrative Agent. Disqualified Lenders will have limited voting rights (consistent with defaulting lenders) under the Term Facility and will be required to assign all loans and commitments then owned by such Disqualified Lender to another lender (other than a Defaulting Lender) or eligible assignee (and the Borrower shall be entitled to seek specific performance in any applicable court of law or equity to enforce this sentence), subject to customary provisions and limitations.

The Term Loan Documents shall contain customary provisions for replacing (i) non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders adversely affected thereby so long as relevant Lenders holding more than 50% of the aggregate amount of the loans and commitments under the relevant Facilities have consented thereto, (ii) non-extending Term Lenders, (iii) defaulting Term Lenders, and (iv) Term Lenders claiming increased costs, gross-ups and similar required indemnity payments.

The Facilities Documentation will contain customary “amend and extend” and “refinancing” provisions (on terms consistent with the Documentation Principles) pursuant to which the Borrower may refinance or extend commitments and/or outstandings pursuant to one or more tranches with only the consent of the respective extending or refinancing lenders; it being understood that each Lender under the applicable tranche or tranches that are being extended or refinanced shall have the opportunity to participate in such extension or refinancing on the same terms and conditions as each other lender in such tranche or tranches; provided that it is understood that no existing Lender will have any obligation to commit to any such extension or refinancing.

The Facilities Documentation will permit amendments thereof without the approval or consent of the Term Lenders to effect a Repricing Transaction other than any Term Lender holding Term Loans subject to such Repricing Transaction that will continue as a Term Lender in respect of the repriced tranche of Term Loans or modified Term Loans.

Yield Protection and Increased Costs:	Usual for facilities and transactions of this type (including customary tax gross-up provisions and customary protections for increased costs imposed as a result of the Dodd-Frank Act or Basel III), in each case consistent with the Documentation Principles.

Defaulting Lenders:	Consistent with the Documentation Principles. At the Borrower’s option, the Borrower may prepay the loans and/or terminate the commitments of any defaulting lender without penalty or premium.

Assignments and Participations:	The Term Lenders will be permitted to assign loans and commitments (other than to natural persons or Disqualified Lenders) with the consent of the Borrower and the Term Administrative Agent, such consent not to be unreasonably withheld, delayed or conditioned, it being agreed that it shall be reasonable to withhold consent to assignment to a Disqualified Lender); provided that no consent of the Borrower shall be required after the occurrence and during the continuance of a payment or bankruptcy event of default with respect to the Borrower or in the case of an assignment to a Lender, an affiliate of a Lender or an approved fund. The Borrower will be deemed to have consented to an assignment unless it objects thereto by written notice (including via email) to the Term Administrative Agent within 10 business days after having received written notice of a request for such consent from the Term Administrative Agent.

Each assignment will be in a minimum amount of $1.0 million. The Term Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Each prospective assignee and participant will be required to represent that it is not a Disqualified Lender or an affiliate of a Disqualified Lender, in each case to the extent a list of Disqualified Lenders has been made available to the prospective assignee or participant, as applicable. As used herein, “approved fund” means, with respect to any Lender, any fund that is administered, advised or managed by (i) such Lender, (ii) an affiliate of such Lender or (iii) any entity or an affiliate of an entity that administers, advises or manages such Lender.

Assignments of Term Loans and loans under Incremental Facilities to the Investors (to be defined in the Term Loan Documents) and their affiliates (other than the Borrower and its restricted subsidiaries) (each, an “Affiliated Lender”) will be permitted (a) on a non-pro rata basis through open market purchases and/or (b) through Dutch auctions open to all Lenders on a pro rata basis in accordance with customary procedures, subject to the following limitations:

(a)   for purposes of any amendment, waiver or modification of the Term Loan Documents that does not require the consent of each Lender or each affected Lender or does not adversely affect such Affiliated Lender in its capacity as such in any material respect as compared to other Lenders and for purposes of any bankruptcy plan of reorganization or liquidation, Affiliated Lenders will be deemed to have voted in the same proportion as non-affiliated Lenders voting on such matter;

(b)   Affiliated Lenders will not be permitted to attend/participate in conference calls or meetings attended solely by the Lenders and the Term Administrative Agent, or to receive information provided solely to the Lenders or to receive the advice of counsel to the Term Administrative Agent or the Lenders, nor may Affiliated Lenders challenge the attorney-client privilege between the Term Administrative Agent and counsel to the Term Administrative Agent or between the Lenders and counsel to the Lenders;

(c)   loans owned or held by the Affiliated Lenders must not, in the aggregate for all such persons, exceed 25% of the aggregate amount of loans under the Term Facility and any Incremental Term Facility, as the case may be, outstanding at the time of assignment or purchase; and

(d)   any assignment and assumption agreement executed in connection with such purchases or sales will be accompanied by a customary big boy letter;

provided, that a Debt Fund Affiliate (as defined below) will not be subject to the foregoing limitations described in clauses (a) through (d) above; provided, further, that all loans held by Debt Fund Affiliates may not account for more than 49.9% of the loans of consenting Lenders included in determining whether Required Lenders have consented to any amendment, modification, waiver or any other action with respect to any of the terms of, or otherwise have acted on any manner with respect to, the Term Loan Documents.

Notwithstanding the foregoing, the Term Loan Documents will permit (but not require) Affiliated Lenders to contribute any Term Loans acquired to the Borrower or any of its restricted subsidiaries for purposes of cancelling such debt, which may include contribution (with the consent of the Borrower) to the Borrower (whether through any of its direct or indirect parent entities or otherwise) in exchange for debt on a dollar-for-dollar basis or equity securities of such parent entity or the Borrower that are otherwise permitted to be incurred or issued by such entity or the Borrower at such time.

In addition, the Term Loan Documents will provide that assignments of loans under the Term Facility to the Borrower or any of its subsidiaries will be permitted through (a) open-market purchases on a non-pro rata basis and/or (b) Dutch auctions open to all Lenders on a pro rata basis in accordance with customary procedures, in each case so long as (i) no payment or bankruptcy event of default has occurred and is continuing or would result after giving effect to any such assignment pursuant to clause (b); and (ii) the loans purchased are automatically and permanently cancelled.

The Lenders will be permitted to participate loans and commitments to other people (other than natural persons and Disqualified Lenders). Voting rights of participants will be limited to matters in respect of (i) increases in commitments participated to such participant, (ii) reductions of principal, interest (other than default interest) or fees in respect of loans participated to such participant (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), (iii) extensions of scheduled amortization, date of payment of interest and any fee or final maturity (it being understood and agreed that the waiver of any mandatory prepayment, default interest, default or event of default will not require the consent of such participant), and (iv) releases of all or substantially all of the Collateral or all or substantially all of the aggregate value of the Guarantees (other than in connection with any sale of Collateral or of the relevant Guarantor permitted by the Term Loan Documents).

Notwithstanding anything to the contrary in the Term Loan Documents, in no event will the Term Administrative Agent be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions of the Term Loan Documents relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Term Administrative Agent in its capacity as such shall not (x) be obligated to ascertain, monitor or inquire as to whether any Term Lender or participant in Term Loans or prospective Term Lender or participant in Term Loans is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of Term Loans or (except to the extent constituting gross negligence, bad faith or willful misconduct) disclosure of confidential information, to any Disqualified Lender.

“Debt Fund Affiliate” means (a) any affiliate of an Investor (other than the Borrower or any of its subsidiaries) that is a bona fide debt fund or investment vehicle that is engaged in the business of investing in, acquiring or trading commercial loans, bonds or similar extensions of credit in the ordinary course and that exercises investment discretion independent from the private equity business of such Investor and (b) any investment fund or account of a Permitted Investor managed by third parties (including by way of a managed account, a fund or an index fund in which a Permitted Investor has invested) that is not organized or used primarily for the purpose of making equity investments, in each case (a) and (b), with respect to which the Investor or Permitted Investor does not, directly or indirectly, possess the power to direct or cause the direction of the investment policies of such entity.

“Permitted Investors” means (a) any of the Investors, (b) each of the affiliates and investment managers of the Investors, (c) any fund or account managed by any of the persons described in clause (a) or (b) of this definition, (d) any employee benefit plan of the Borrower or any of its subsidiaries and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, and (e) investment vehicles of members of management of the Borrower that invest in, acquire or trade commercial loans but excluding natural persons.

Expenses and Indemnification:	The expense and indemnification provisions to be set forth in the Term Loan Documents will be substantially consistent with those set forth in Identified Precedent and otherwise consistent with the Term Documentation Principles.

Governing Law and Forum:	New York.

Counsel to Term Administrative Agent and Lead Arrangers:	Simpson Thacher & Bartlett LLP

ANNEX I TO EXHIBIT C

Interest Rates:	The interest rates under the Term Facility will be as follows:

At the option of the Borrower, Adjusted LIBOR plus the Applicable Margin or ABR plus the Applicable Margin.

As used herein:

“Adjusted LIBOR” means the London interbank offered rate, adjusted for statutory reserve requirements; provided that “Adjusted LIBOR” shall be no less than 0.00% per annum.

“ABR” means, for any day, a rate per annum equal to the greatest of (a) the prime rate in effect of such day, (b) the NYFRB rate in effect on such day plus 1⁄2 of 1%, (c) the Adjusted LIBOR rate for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1% and (d) 1.00% per annum.

“Applicable Margin” means, initially, (i) 2.50% per annum, in the case of ABR loans, and (ii) 3.50% per annum, in the case of Adjusted LIBOR loans and subject to adjustment as specified in the following paragraph.

From and after the first full fiscal quarter completed after the Closing Date, the Applicable Margin under the Term Facility shall be subject to two 25 bps step-downs upon achieving a reduction to the Closing Date First Lien Net Leverage Ratio of 0.25x and 0.50x, respectively.

Adjusted LIBOR borrowings may be made for interest periods of 1, 2, 3 or 6 (or, if agreed to by all applicable Lenders, 12) months or a shorter period as may be agreed by all applicable Lenders, as selected by the Borrower.

Interest on loans and all fees will be payable in arrears on the basis of a 360-day year (calculated on the basis of actual number of days elapsed), provided that interest on ABR loans, when based on the Term Administrative Agent’s prime rate, will be payable in arrears on the basis of a 365-day year (or a 366-day year in a leap year), in each case calculated on the basis of the actual number of days elapsed. Interest will be payable on Adjusted LIBOR loans on the last day of the applicable interest period (and at the end of each three months, in the case of interest periods longer than three months) and upon prepayment, and on ABR loans quarterly and upon prepayment.

Default Rate:	Upon and during the continuance of a payment or bankruptcy event of default, overdue amounts shall bear interest at, with respect to principal, the applicable interest rate plus 2.00% per annum and, with respect to any other amount, the interest rate applicable to ABR loans plus 2.00% per annum, and in each case shall be payable on demand.

CONFIDENTIAL	EXHIBIT D

Project Apex

Financing Conditions

Capitalized terms used in this Exhibit D have the meanings set forth in the Commitment Letter to which this Exhibit D is attached and the other Exhibits to the Commitment Letter. The commitments of the Initial Lenders, the Lead Arrangers’ and other agents’ agreements to perform the services described herein and the availability and the funding of the Facilities on the Closing Date are subject only to the satisfaction (or waiver by the Lead Arrangers) of only the following conditions precedent (in each case subject to the Certain Funds Provisions):

1.	The Acquisition shall be consummated pursuant to the Acquisition Agreement, substantially concurrently with the initial funding of the Term Facility, and no provision thereof shall have been amended, modified or waived, and no consent shall have been given thereunder, in each case in any manner materially adverse to the interests of the Commitment Parties or the Lenders without the prior written consent of the Commitment Parties (it being understood and agreed that any modification, amendment, consent or waiver of the definition of “Impax Material Adverse Effect” contained in the Acquisition Agreement as in effect on October 17, 2017 shall be deemed to be materially adverse to the interests of the Commitment Parties and the Lenders).

2.	The Refinancing shall have been consummated or will be consummated substantially concurrently with the initial borrowing under the Facilities.

3.	The Commitment Parties will have received the following (such credit agreements, guarantee and security agreements, collectively, the “Facilities Documentation”), in each case containing terms that are materially consistent with the provisions of the applicable Term Sheet and the Documentation Principles and subject to the Certain Funds Provisions:

(a)	(i) a credit agreement with respect to the ABL Facility and (ii) a customary guarantee and security agreement, with respect to the ABL Facility pursuant to which a lien is granted on the Collateral in favor of the ABL Administrative Agent for the ratable benefit of the Lenders under the ABL Facility and the ABL Administrative Agent is authorized to file customary “all asset” UCC-1 financing statements with respect thereto, in each case, executed by the Borrower and each of the other Loan Parties party thereto;

(b)	(i) a credit agreement with respect to the Term Facility and (ii) a customary guarantee and security agreement, with respect to the Term Facility pursuant to which a lien is granted on the Collateral in favor of the Term Administrative Agent for the ratable benefit of the Lenders under the Term Facility and the Term Administrative Agent is authorized to file customary “all asset” UCC-1 financing statements with respect thereto, in each case, executed by the Borrower and each of the other Loan Parties party thereto;

(c)	an acknowledgment to an intercreditor agreement with respect to the Facilities executed by the Borrower and each of the other Loan Parties signatory thereto;

(d)	customary security agreements for filing in (i) the United States Patent and Trademark Office with respect to any material U.S. registered patents and material U.S. registered trademarks and any applications therefor and (ii) the United States Copyright Office of the Library of Congress with respect to material copyright registrations, in each case constituting Collateral;

(e)	to the extent delivered to the Borrower in connection with the Refinancing, certificated securities representing the equity interests in the Borrower’s wholly-owned material U.S. subsidiaries, in each case to the extent constituting Collateral and with customary stock powers executed in blank; and

(f)	to the extent delivered to the Borrower pursuant to the terms of the Acquisition Agreement, certificated securities representing the equity interests in the Company’s wholly-owned material U.S. subsidiaries, in each case to the extent constituting Collateral and with customary stock powers executed in blank.

4.	The Commitment Parties will have received the following (collectively, the “Closing Deliverables”) in each case subject to the Certain Funds Provisions and the Documentation Principles:

(a)	customary legal opinions from counsel to the Borrower and the other Loan Parties;

(b)	a customary officers’ certificate, containing organizational documents, customary evidence of authorization and a customary incumbency certificate from any of the officers of the Borrower (and the officers of the other Loan Parties) executing the Facilities Documentation;

(c)	good standing certificates (to the extent applicable) from the Secretary of State or such other office of the Borrower’s and each of the other Loan Parties’ jurisdiction of organization;

(d)	a solvency certificate substantially in the form set forth in Exhibit E to the Commitment Letter from the chief financial officer or other officer with equivalent duties of the Borrower; and

(e)	a customary borrowing request, which may be delivered on or prior to the Closing Date.

5.	Since the date of the Acquisition Agreement, there shall not have been any change, effect, event, circumstance, occurrence or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, an Impax Material Adverse Effect (as defined in the Acquisition Agreement as in effect on October 17, 2017).

6.	The Initial Lenders shall have received at least two Business Days prior to the Closing Date all outstanding documentation and other information about the Loan Parties required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, that in each case has been specifically requested by the Lead Arrangers in writing at least ten business days prior to the Closing Date.

7.	Payment of fees and expenses due to the Commitment Parties under the Commitment Papers, to the extent (x) in the case of expenses and legal fees invoiced in reasonable detail at least three business days prior to the Closing Date (except as otherwise reasonably agreed by you) and (y) required to be paid on the Closing Date.

8.	An Existing Notes LM Transaction (as defined in the Fee Letter) shall have been undertaken at least 3 business days prior to the Acquisition Date.

9.	The Registration Statement (as defined in the Acquisition Agreement as of October 17, 2017) shall have been declared effective under the Securities Act (as defined in the Acquisition Agreement as of October 17, 2017).

10.	The Acquisition Agreement Representations and the Specified Representations shall have been true and correct in all material respects (or in all respects if already qualified by materiality) as of the Closing Date.

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CONFIDENTIAL	EXHIBIT E

Form of Solvency Certificate

Date: [                ,         ]

To the Administrative Agent and each of the Lenders

party to the Credit Agreement referred to below:

Pursuant to Section [        ] of the Credit Agreement4, the undersigned, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, hereby certifies, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, that, to his knowledge, as of the Closing Date, after giving effect to the Transactions (including the making of the Loans under the Credit Agreement on the Closing Date and the application of the proceeds thereof):

(a)	the fair value of the assets of the Borrower and its Restricted Subsidiaries, on a consolidated basis, exceeds their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis;

(b)	the present fair saleable value of the property of the Borrower and its Restricted Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such debts and other liabilities become absolute and matured;

(c)	the Borrower and its Restricted Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, on a consolidated basis, as such liabilities become absolute and matured; and

(d)	the Borrower and its Restricted Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Solvency Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

The undersigned is familiar with the business and financial position of the Borrower and its Restricted Subsidiaries. In reaching the conclusions set forth in this Solvency Certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the business proposed to be conducted by the Borrower and its Restricted Subsidiaries after consummation of the Transactions.

* * *

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate, solely in the undersigned’s capacity as [chief financial officer][specify other officer with equivalent duties] of the Borrower, on behalf of Borrower and not in the undersigned’s individual or personal capacity and without personal liability, as of the date first stated above.

[Borrower]

By:
Name:
Title: [Chief Financial Officer]

[4]	Credit Agreement to be defined.

CONFIDENTIAL	EXHIBIT F

Select Definitions

The financial definitions in the Facilities Documentation will be substantially consistent with the equivalent definitions of such terms in the Identified Precedent, after giving effect to the Documentation Principles and as modified, solely to the extent more favorable to the Borrower, as set forth below.

“Consolidated EBITDA” means, with respect to any Person for any Test Period, Consolidated Net Income of such Person for such Test Period, adjusted by:

(1) adding thereto, in each case, only to the extent deducted (and not added back) in determining such Consolidated Net Income and without duplication:

(a)	consolidated interest expense of such Person for such Test Period, including (i) payments made in respect of hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (ii) amortization and write-offs of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of bridge, commitment or financing fees, and (iii) dividend payments (excluding items eliminated in consolidation) on any series of disqualified equity interests;

(b)	Consolidated Amortization Expense for such Test Period;

(c)	Consolidated Depreciation Expense for such Test Period;

(d)	Consolidated Tax Expense for such Test Period;

(e)	the amount of any restructuring, severance, relocation, consolidation, integration, remediation or similar items or reserves in such Test Period (whether or not characterized as such in accordance with GAAP), including items or reserves incurred or taken in connection with (i) Permitted Acquisitions and other permitted investments after the Closing Date and (ii) severance and the consolidation or closing of any facilities after the Closing Date;

(f)	the amount of costs relating to signing, retention and completion bonuses, relocation expenses, recruiting expenses, costs and expenses incurred in connection with any strategic or new initiatives, transition costs, consolidation and closing costs for facilities, business optimization expenses and new systems design and implementation costs;

(g)	the amount of “run-rate” cost savings, operating expense reductions and synergies related to the Transactions, any Specified Transaction or any other restructuring, cost saving initiative or other initiative that are projected by such Person in good faith to result from actions taken, committed to be taken or expected to be taken no later than 24 months after the end of such Test Period (which amounts will be determined by such Person in good faith and calculated on a pro forma basis as though such amounts had been realized on the first day of such Test Period), net of the amount of actual benefits realized during such Test Period from such actions;

(h)	any costs or expenses incurred in such Test Period pursuant to or in connection with or resulting from any management equity plan, profits interest or stock option plan or any other management or employee benefit plan or agreement or any post-employment benefit plans or agreements or any grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other similar rights or any stock subscription, stockholders or partnership agreement;

(i)	any net loss from disposed, abandoned, closed or discontinued operations;

(j)	cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any Test Period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (2) below for any previous Test Period and not added back;

(k)	any non-cash charges or expenses reducing Consolidated Net Income for such Test Period (provided that if any such non-cash item represents an accrual or reserve for potential cash items in any future Test Period, (i) such Person may determine not to add back such non-cash item in the current Test Period and (ii) to the extent such Person does decide to add back such non-cash item, the cash payment in respect thereof in such future Test Period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior Test Period);

(l)	all charges, costs, expenses, accruals or reserves in connection with the rollover, acceleration or payout of equity interests held by officers or employees of such Person and all losses, charges and expenses related to payments made to holders of options or other derivative equity interests in the common equity of such Person or any direct or indirect parent thereof in connection with, or as a result of, any distribution being made to equity holders of such Person or any direct or indirect parent thereof, which payments are being made to compensate such option holders as though they were equity holders at the time of, and entitled to share in, such distribution;

(m)	the amount of any expenses paid on behalf of any member of the board of directors or reimbursable to such member of the board of directors;

(n)	all judgments, liabilities, obligations, damages of any kind, including liquidated damages, settlement amounts, losses, fines, costs, fees, expenses (including, without limitation, reasonable attorneys’ fees and disbursements), penalties and interest and other charges or expenses in connection with any lawsuit or other proceeding against such Person and its Subsidiaries; provided, that the amounts added back pursuant to this clause (o) shall not exceed 15% of Consolidated EBITDA prior to giving effect to this clause (o);

(o)	losses or discounts on any sale of receivables, securitization assets and related assets to any securitization subsidiary in connection with a securitization transaction permitted hereunder;

(p)	earn-outs and contingent consideration obligations(including to the extent accounted for as bonuses and other compensation), payments in respect of dissenting shares, and purchase price adjustments, made by such Person during such Test Period, in each case, in connection with a permitted investment or acquisition;

(q)	the amount of any contingent payments in connection with the licensing of intellectual property or other assets;

(r)	any extraordinary, non-recurring or unusual costs items;

(s)	other adjustments consistent with Regulation S-X; and

(2) subtracting therefrom, in each case only to the extent (and in the same proportion) included or added in determining such Consolidated Net Income and without duplication:

(a)	the aggregate amount of all non-cash items increasing Consolidated Net Income (other than (i) the accrual of revenue or recording of receivables in the ordinary course of business and (ii) the reversal of any accrual of a reserve referred to in the parenthetical in clause (1)(k) of this definition (other than any such reversal that results from a cash payment subtracted from Consolidated EBITDA)) for such Test Period;

(b)	any extraordinary, non-recurring or unusual gains; and

(c)	any net income from disposed, abandoned, closed or discontinued operations.

Notwithstanding the foregoing, Consolidated EBITDA of the Borrower (i) for the fiscal quarter ended June 30, 2017, shall be deemed to be $141,670,000, (ii) for the fiscal quarter ended September 30, 2017, shall be deemed to be $170,000,000, (iii) for the fiscal quarter ended December 31, 2017, shall be deemed to be $185,000,000, and (iv) for the fiscal quarter ended March 31, 2018, shall be deemed to be $144,500,000, as such amounts may be adjusted pursuant to pro forma adjustments permitted by this Agreement.

“Consolidated Amortization Expense” means, with respect to any Person for any Test Period, the amortization expense of such Person and its Restricted Subsidiaries for such Test Period, including the amortization of deferred financing fees or costs for such Test Period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Cash Interest Expense” means, with respect to any Person (on a consolidated basis) for any Test Period, the sum of: (1) cash consolidated interest expense (less cash interest income) for such period plus (2) all cash dividend payments (excluding items eliminated in consolidation) on any series of disqualified equity interests made during such period.

“Consolidated Depreciation Expense” means, with respect to any Person for any Test Period, the depreciation expense of such Person and its Restricted Subsidiaries for such Test Period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Debt” means, as of any date of determination, (a) Consolidated Total Debt minus (b) the aggregate amount of cash and cash equivalents of the Borrower and its Restricted Subsidiaries as of such date that are not restricted.

“Consolidated Net Income” means, with respect to any Person for any Test Period, the Net Income of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such consolidated net income (to the extent otherwise included therein), without duplication:

(1)	the Net Income for such Test Period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that the Borrower’s or any Restricted Subsidiary’s equity in the Net Income of such Person shall be included in the Consolidated Net Income of the Borrower for such Test Period up to the aggregate amount of dividends or distributions or other payments in respect of such equity that are actually paid in cash (or to the extent converted into cash) by such Person to the Borrower or a Restricted Subsidiary, in each case, in such Test Period, to the extent not already included therein (subject in the case of dividends, distributions or other payments in respect of such equity made to a Restricted Subsidiary to the limitations contained in clause (2) below);

(2)	solely with respect to the calculation of Available Amount and Excess Cash Flow, (a) the Net Income of any Subsidiary of such Person during such Test Period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its Organization Documents or any agreement, instrument or requirement of Law applicable to such Subsidiary during such Test Period; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid to such Person or its Restricted Subsidiaries in respect of such Test Period and (b) the Net Income of any Person for the period prior to it becoming a Subsidiary;

(3)	any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized by such Person or any of its Restricted Subsidiaries during such Test Period upon any asset sale or other disposition of any Equity Interests of any Person (other than any dispositions in the ordinary course of business) by such Person or any of its Restricted Subsidiaries;

(4)	gains and losses due solely to fluctuations in currency values and the related tax effects determined in accordance with GAAP for such Test Period;

(5)	earnings (or losses), including any impairment charge, resulting from any reappraisal, revaluation or write-up (or write-down) of assets during such Test Period;

(6)	(a) unrealized gains and losses with respect to Hedge Agreements for such Test Period pursuant to the application of Accounting Standards Codification 815 (Derivatives and Hedging) and (b) any after-tax effect of income (or losses) for such Test Period that result from the early extinguishment of (i) Indebtedness, (ii) obligations under any Hedge Agreements or (iii) other derivative instruments;

(7)	any extraordinary, non-recurring or unusual gain (or extraordinary, non-recurring or unusual loss), together with any related provision for taxes on any such gain (or the tax effect of any such loss), recorded or recognized by such Person or any of its Restricted Subsidiaries during such Test Period;

(8)	the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such Test Period;

(9)	any after-tax gains (or losses) on disposal of disposed, abandoned or discontinued operations for such Test Period;

(10)	effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets, in-process research and development, deferred revenue, debt and unfavorable or favorable lease line items in such Person’s consolidated financial statements pursuant to GAAP for such Test Period resulting from the application of purchase accounting in relation to the Transactions or any acquisition consummated prior to the Closing Date and any Permitted Acquisition or other investment or the amortization or write-off of any amounts thereof, net of taxes, for such Test Period;

(11)	any non-cash compensation charge or expense (including any deferred non-cash compensation expense) for such Test Period, including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights and any cash charges or expenses associated with the rollover, acceleration or payout of Equity Interests by, or to, management of the such Person or any of its Restricted Subsidiaries in connection with the Transactions;

(12)	(a) Transaction Costs incurred during such Test Period (including, for the avoidance of doubt, any charges, costs or expenses pursuant to or in connection with or resulting from any Existing Notes Offer) and (b) any fees and expenses incurred during such Test Period, or any amortization thereof for such Test Period, in connection with any acquisition (other than the Transactions), investment, disposition, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt or equity instrument (in each case, including any such transaction whether consummated on, after or prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring costs incurred during such Test Period as a result of any such transaction;

(13)	any expenses, charges or losses for such Test Period that are covered by indemnification or other reimbursement provisions in connection with any investment, Permitted Acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement, to the extent actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days); and

(14)	to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses for such Test Period with respect to liability or casualty events or business interruption.

“Consolidated First Lien Net Debt” means, as of any date of determination, (a) Consolidated Total Debt outstanding as of such date under the Facility and any other Consolidated Total Debt outstanding as of such date that is secured by a Lien on the ABL Priority Collateral that is [pari passu with] [senior to or pari passu] with the Lien securing the Obligations or that is secured by a Lien on the Term Priority Collateral that is [senior to or pari passu with] [pari passu with] the Lien securing the Obligations minus (b) cash and cash equivalents and short term investments of the Borrower and its Restricted Subsidiaries as of such date that are not restricted; provided that for purposes of calculating the amount of Consolidated First Lien Net Debt with respect to any Indebtedness being incurred in reliance on compliance with any financial ratio-based incurrence test, unrestricted cash, cash equivalents and short term investments will not include any proceeds received from such Indebtedness. For the avoidance of doubt, Indebtedness in respect of the [Term Loan] [ABL] Credit Agreement will constitute Consolidated First Lien Net Debt.

“Consolidated Tax Expense” means, with respect to any Person for any Test Period, taxes based on gross receipts, income, profits or capital, franchise, excise or similar taxes, and foreign withholding taxes, of such Person for such Test Period, including (1) penalties and interest related thereto and (2) tax distributions made to any direct or indirect holders of equity interests of such Person in respect of any such taxes.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Borrower and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis (but excluding the effects of the application of purchase accounting in connection with the Transactions, any Permitted Acquisition or any other investment permitted hereunder), consisting of Indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit (to the extent not cash collateralized), obligations in respect of Capitalized Leases, debt obligations evidenced by promissory notes or similar instruments and obligations with respect to disqualified equity interests; provided that Consolidated Total Debt shall not include Indebtedness in respect of (i) any securitization financing permitted hereunder, (ii) any letter of credit, except to the extent of unreimbursed obligations in respect of drawn letters of credit (provided that any unreimbursed amount under commercial letters of credit shall not be counted as Consolidated Total Debt until three business days after such amount is drawn (it being understood that any borrowing, whether automatic or otherwise, to fund such reimbursement shall be counted)) and (iii) obligations under Hedge Agreements.]

“First Lien Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated First Lien Net Debt outstanding as of the last day of such Test Period to (b) Consolidated EBITDA of the Borrower for such Test Period.

“Fixed Charge Coverage Ratio” means, as of any date, the ratio of:

(1)	(a) Consolidated EBITDA of the Borrower for the most recent Test Period, minus (b) cash taxes and other tax distributions, minus (c) non-financed cash Capital Expenditures of the Borrower for such period (it being understood that capital expenditures funded with proceeds of revolving loans will not be deemed to be “financed” for the purpose of this clause (c)), to

(2)	Fixed Charges of the Borrower for such Test Period.

“Fixed Charges” means, for any period, the sum of the following for such period:

(1)	Consolidated Cash Interest Expense for such period, plus

(2)	all scheduled principal amortization payments that were paid or payable in cash during such period with respect to Indebtedness for borrowed money of the Borrower and the Restricted Subsidiaries, including payments in respect of Capital Leases but excluding payments with respect to intercompany Indebtedness.

“Interest Coverage Ratio” means, as of any date, the ratio of (a) Consolidated EBITDA to (b) Consolidated Cash Interest Expense for such Test Period, in each case of clause (a) and (b) calculated on a pro forma basis for the most recently ended Test Period as of such date.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Test Period” means, at any time, (1) with respect to the Borrower, the four consecutive fiscal quarters of the Borrower most recently ended (in each case taken as one accounting period) for which financial statements have been or are required to be delivered pursuant to [applicable sections of Credit Agreement] and (2) in the case of any Person other than the Borrower, for the period of four consecutive fiscal quarters most closely corresponding to the period set forth in clause (1).

“Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Borrower for such Test Period.

Pro Forma Calculations

(1) Notwithstanding anything to the contrary herein, financial ratios shall be calculated in the manner prescribed by this Section [        ]; provided that, notwithstanding anything to the contrary in clauses (2), (3) or (4) of this Section [        ], when calculating any financial ratio for purposes of (i) determining Applicable Margins and pricing grid step-downs, (ii) calculations of mandatory prepayments, (iii) determining compliance with the ABL Financial Covenant and (iv) any provisions related to the foregoing, the events described in this Section [        ] that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

(2) For purposes of calculating financial ratios, Specified Transactions (and the incurrence or repayment of any Indebtedness in connection therewith) that have been made (a) during the applicable Test Period or (b) subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period. If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of its Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section [        ], then the financial ratios shall be calculated to give pro forma effect thereto in accordance with this Section [        ].

(3) Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calculations shall be made in good faith by a Responsible Officer and may include, for the avoidance of doubt, the amount of cost savings, operating expense reductions and, synergies projected by the Borrower in good faith to be realized as a result of specified actions taken, committed to be taken or expected to be taken (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such Test Period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period) relating to such Specified Transaction, net of the amount of actual benefits realized during such period from such actions (such cost savings and synergies, “Specified Transaction Adjustments”); provided, that

(a) such Specified Transaction Adjustments are reasonably identifiable and quantifiable in the good faith judgment of a Responsible Officer of the Borrower,

(b) such actions are taken, committed to be taken or reasonably anticipated to be taken no later than twenty four (24) months after the date of such Specified Transaction, and

(c) no amounts shall be added pursuant to this clause (3) to the extent duplicative of any amounts that are otherwise added back in calculating Consolidated EBITDA, whether through a pro forma adjustment or otherwise, with respect to such period.

(4) In the event that the Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by redemption, repayment, retirement or extinguishment) any Indebtedness included in the calculations of a financial covenant (in each case, other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), (a) during the applicable Test Period or (b) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then each financial ratio shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, to the extent required, as if the same had occurred on the last day of the applicable Test Period.

LCA Election

Notwithstanding anything in this Agreement or any Loan Document to the contrary, when (a) calculating any applicable ratio in connection with incurrence of Indebtedness, the creation of Liens, the making of any disposition, the making of an investment, the designation of Subsidiary as restricted or unrestricted or the repayment of Indebtedness or (b) determining compliance with any provision of this Agreement which requires that no Default or Event of Default has occurred, is continuing or would result therefrom, in each case of (a) and (b) in connection with a Limited Condition Transaction, the date of determination of such ratio and determination of whether any Default or Event of Default has occurred, is continuing or would result therefrom shall, at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCA Election”), be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (the “LCA Test Date”). If on a Pro Forma Basis after giving effect to such Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof), with such ratios and other provisions being calculated as if such Limited Condition Transaction or other transactions had occurred at the beginning of the most recent Test Period ending prior to the LCA Test Date for which financial statements are available, the Borrower could have taken such action on the relevant LCA Test Date in compliance with the applicable ratios or other provisions, such provisions shall be deemed to have been complied with, unless a payment or bankruptcy event of default shall be continuing on the date such Limited Condition Transaction is consummated. For the avoidance of doubt, (i) if any of such ratios or other provisions are exceeded or breached as a result of fluctuations in such ratio (including due to fluctuations in Consolidated EBITDA) or other provisions at or prior to the consummation of the relevant Limited Condition Transaction, such ratios and other provisions will not be deemed to have been exceeded or breached solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder and (ii) such ratios and compliance with such conditions shall not be tested at the time of consummation of such Limited Condition Transaction or related Specified Transactions, unless on such date a payment or bankruptcy shall be continuing. If the Borrower has made an LCA Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio or basket availability with respect to any other Specified Transaction on or following the relevant LCA Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio or basket shall be calculated on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated. Notwithstanding anything in this Agreement or any Loan Document to the contrary, if the Borrower or any Restricted Subsidiary (x) incurs Indebtedness, creates Liens, makes dispositions, makes investments, makes Restricted Payments, designates any Subsidiary as restricted or unrestricted or repays any Indebtedness in connection with any Limited Condition Transaction under a ratio-based basket and (y) incurs Indebtedness, creates Liens, makes dispositions, makes investments, makes Restricted Payments, designates any Subsidiary as restricted or unrestricted or repays any Indebtedness in connection with such Limited Condition Transaction under a non-ratio-based basket (which shall occur within five Business Days of the events in clause (x) above), then the applicable ratio will be calculated with respect to any such action under the applicable ratio-based basket without regard to any such action under such non-ratio-based basket made in connection with such Limited Condition Transaction.

“Specified Transaction” means any investment that results in a Person becoming a Restricted Subsidiary, any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, any Permitted Acquisition, any disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Borrower, any investment constituting an acquisition of assets constituting a business unit, line of business or division of another Person or a facility or any parcels of or interests (including leasehold interests) in real property and all improvements and fixtures thereon or any disposition of a business unit, line of business or division or a facility of the Borrower or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or

Project Apex – Commitment Letter

otherwise, or any incurrence or repayment of Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), Restricted Payment or Incremental Loan that by the terms of this Agreement requires such test to be calculated on a “Pro Forma Basis” or after giving “Pro Forma Effect.”

Project Apex – Commitment Letter